Exhibit 99.1

Ferrari N.V.

Interim Report
At and for the three and nine months ended September 30, 2020
____________________________________________________________________________________________________

BOARD OF DIRECTORS

Executive Chairman

John Elkann

Chief Executive Officer

Louis C. Camilleri

Vice Chairman

Piero Ferrari

Directors

Delphine Arnault
Francesca Bellettini
Roberto Cingolani
Eddy Cue
Sergio Duca
John Galantic
Maria Patrizia Grieco
Adam Keswick

INDEPENDENT AUDITORS

EY S.p.A.

CERTAIN DEFINED TERMS

    In this report (the “Interim Report”), unless otherwise specified, the terms “we,” “our,” “us,” the “Group,” the “Company” and “Ferrari” refer to Ferrari N.V., individually or together with its subsidiaries, as the context may require.

INTRODUCTION

    The Interim Condensed Consolidated Financial Statements at and for the three and nine months ended September 30, 2020 (the “Interim Condensed Consolidated Financial Statements”) included in this Interim Report have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and in accordance with IFRS as endorsed by the European Union, and in particular, in compliance with IAS 34 - Interim Financial Reporting. There are no material effects on these Interim Condensed Consolidated Financial Statements resulting from differences between IFRS as issued by the IASB and IFRS as endorsed by the European Union. The accounting principles applied are consistent with those used for the preparation of the annual consolidated financial statements at and for the year ended December 31, 2019 (the “Annual Consolidated Financial Statements”), except as otherwise stated in “New standards and amendments effective from January 1, 2020” in the notes to the Interim Condensed Consolidated Financial Statements.

    The Group’s financial information in this Interim Report is presented in Euro except that, in some instances, information is presented in U.S. Dollars. All references in this report to “Euro” and “€” refer to the currency introduced at the start of the third stage of European Economic and Monetary Union pursuant to the Treaty on the Functioning of the European Union, as amended, and all references to “U.S. Dollars” and “$” refer to the currency of the United States of America (or “United States”).

    Certain totals in the tables included in this Interim Report may not add due to rounding.

    The financial data in “Results of Operations” is presented in millions of Euro, while the percentages presented are calculated using the underlying figures in thousands of Euro.

    This Interim Report is unaudited.

FORWARD-LOOKING STATEMENTS

Statements contained in this report, particularly those regarding our possible or assumed future performance are “forward-looking statements” that contain risks and uncertainties. In some cases, words such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “continue”, “on track”, “successful”, “grow”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, “guidance” and similar expressions are used to identify forward-looking statements. These forward-looking statements reflect the respective current views of Ferrari with respect to future events and involve significant risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements. Such risks and uncertainties include, without limitation:

•our ability to preserve and enhance the value of the Ferrari brand;

•the success of our Formula 1 racing team and the expenses we incur for our Formula 1 activities, the impact of the application of the new Formula 1 regulations (both financial and technical) progressively coming into effect from 2021 and 2022, the uncertainty of the sponsorship and commercial revenues we generate from our participation in the Formula 1 World Championship, including as a result of the impact of the COVID-19 pandemic, as well as the popularity of Formula 1 more broadly;

•our ability to keep up with advances in high performance car technology and to make appealing designs for our new models;

•our ability to preserve our relationship with the automobile collector and enthusiast community;

•changes in client preferences and automotive trends;

•changes in the general economic environment, including changes in some of the markets in which we operate, and changes in demand for luxury goods, including high performance luxury cars, which is highly volatile;

•competition in the luxury performance automobile industry;

•our ability to successfully carry out our growth strategy and, particularly, our ability to grow our presence in growth and emerging market countries;

•our low volume strategy;
•reliance upon a number of key members of executive management and employees, and the ability of our current management team to operate and manage effectively;

•the performance of our dealer network on which we depend for sales and services;

•increases in costs, disruptions of supply or shortages of components and raw materials;

•disruptions at our manufacturing facilities in Maranello and Modena;

•the effects of the evolution of and response to the COVID-19 pandemic;

•the effects of Brexit;

•the performance of our licensees for Ferrari-branded products;

•our ability to protect our intellectual property rights and to avoid infringing on the intellectual property rights of others;

•the ability of Maserati, our engine customer, to sell its planned volume of cars;

•our continued compliance with customs regulations of various jurisdictions;

•the impact of increasingly stringent fuel economy, emission and safety standards, including the cost of compliance, and any required changes to our products;

•the challenges and costs of integrating hybrid and electric technology more broadly into our car portfolio over time;

•product recalls, liability claims and product warranties;

•the adequacy of our insurance coverage to protect us against potential losses;
•our ability to ensure that our employees, agents and representatives comply with applicable law and regulations;

•our ability to maintain the functional and efficient operation of our information technology systems, including our ability to defend from the risk of cyberattacks, including on our in-vehicle technology;

•our ability to service and refinance our debt;

•our ability to provide or arrange for adequate access to financing for our dealers and clients, and associated risks;

•labor relations and collective bargaining agreements;

•exchange rate fluctuations, interest rate changes, credit risk and other market risks;

•changes in tax, tariff or fiscal policies and regulatory, political and labor conditions in the jurisdictions in which we operate, including possible future bans of combustion engine cars in cities and the potential advent of self-driving technology;

•potential conflicts of interest due to director and officer overlaps with our largest shareholders; and

•other factors discussed elsewhere in this document.

We expressly disclaim and do not assume any liability in connection with any inaccuracies in any of the forward-looking statements in this document or in connection with any use by any third party of such forward-looking statements. Actual results could differ materially from those anticipated in such forward-looking statements. We do not undertake an obligation to update or revise publicly any forward-looking statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
Highlights
Consolidated Income Statement Data

	For the three months ended September 30,		For the nine months ended September 30,
	2020	2019	2020	2019
	(€ million, except per share data)
Net revenues	888	915	2,391	2,839
EBIT	222	227	465	698
Profit before taxes	208	211	427	666
Net profit	171	169	346	533
Net profit attributable to:
Owners of the parent	171	168	346	529
Non-controlling interests	—	1	—	4
Basic earnings per common share (in Euro) (1)	0.92	0.90	1.87	2.82
Diluted earnings per common share (in Euro) (1)	0.92	0.90	1.86	2.81
Dividend declared per common share (in Euro) (2) (3)	1.13	1.03	1.13	1.03
Dividend declared per common share (in USD) (2) (3) (4)	1.23	1.16	1.23	1.16
_____________________________
(1)    See Note 13 “Earnings per Share” to the Interim Condensed Consolidated Financial Statements for the calculation of basic and diluted earnings per common share.
(2)     Following approval of the annual accounts by the shareholders at the Annual General Meeting of the Shareholders on April 16, 2020, a dividend distribution of €1.13 per outstanding common share was approved, corresponding to a total distribution of €209 million. This distribution was made from the retained earnings reserve. In May 2020 the Company paid €195 million of the distribution to owners of the parent and the remaining balance, which relates to withholding taxes, was paid in the third quarter of 2020.
(3)    Following approval of the annual accounts by the shareholders at the Annual General Meeting of the Shareholders on April 12, 2019, a dividend distribution of €1.03 per outstanding common share was approved, corresponding to a total distribution of €193 million. This distribution was made from the retained earnings reserve. In May 2019 the Company paid €181 million of the distribution to owners of the parent and the remaining balance, which relates to withholding taxes, was paid in the third quarter of 2019.
(4)    Translated into U.S. Dollars at the exchange rates in effect on the dates on which the distribution was declared in U.S. Dollars for common shares that are traded on the New York Stock Exchange. These translations are examples only, and should not be construed as a representation that the Euro amount represents, or has been or could be converted into, U.S. Dollars at that or any other rate.

Consolidated Statement of Financial Position Data

	At September 30,	At December 31,
	2020	2019
	(€ million, except share data)
Cash and cash equivalents	1,179	898
Receivables from financing activities	968	966
Total assets	6,004	5,446
Debt	2,741	2,090
Total equity	1,521	1,487
Equity attributable to owners of the parent	1,517	1,481
Non-controlling interests	4	6
Share capital	3	3
Common shares issued and outstanding (in thousands of shares)	184,748	185,283

Other Statistical Information
Shipments (1)

(Number of cars and % of total cars)	For the three months ended September 30,				For the nine months ended September 30,
	2020	%	2019	%	2020	%	2019	%
EMEA
Germany	269	11.6%	262	10.6%	796	12.4%	709	9.1%
UK	247	10.7%	202	8.2%	689	10.7%	782	10.1%
Italy	149	6.4%	128	5.2%	437	6.8%	431	5.6%
Switzerland	123	5.3%	109	4.4%	327	5.1%	320	4.1%
France	121	5.2%	118	4.8%	303	4.7%	334	4.3%
Middle East (2)	64	2.8%	80	3.2%	190	3.0%	193	2.5%
Other EMEA (3)	315	13.7%	244	9.8%	768	11.8%	778	10.0%
Total EMEA	1,288	55.7%	1,143	46.2%	3,510	54.5%	3,547	45.7%
Americas (4)	504	21.8%	772	31.2%	1,635	25.4%	2,295	29.6%
Mainland China, Hong Kong and Taiwan	119	5.1%	159	6.4%	181	2.8%	776	10.0%
Rest of APAC (5)	402	17.4%	400	16.2%	1,114	17.3%	1,137	14.7%
Total	2,313	100.0%	2,474	100.0%	6,440	100.0%	7,755	100.0%
_____________________________
(1)    Excluding the XX Programme, racing cars, Fuori Serie, one-off and pre-owned cars.
(2)     Middle East mainly includes the United Arab Emirates, Saudi Arabia, Bahrain, Lebanon, Qatar, Oman and Kuwait.
(3)     Other EMEA includes Africa and the other European markets not separately identified.
(4)    Americas includes the United States of America, Canada, Mexico, the Caribbean and Central and South America.
(5)    Rest of APAC mainly includes Japan, Australia, Singapore, Indonesia, South Korea, Thailand and Malaysia.

Average number of employees for the period

	For the three months ended September 30,		For the nine months ended September 30,
	2020	2019	2020	2019
Average number of employees for the period	4,427	4,195	4,410	4,130

COVID-19 Pandemic Update
    The global spread of COVID-19 (“COVID-19”), a virus causing potentially deadly respiratory tract infections, which was declared a global pandemic by the World Health Organization in March 2020, has led governments around the world to mandate certain restrictive measures to contain the pandemic, including social distancing, quarantine, “shelter in place” or similar orders, travel restrictions and suspension of non-essential business activities. The main impacts on Ferrari during the first nine months of 2020 include the following:

•Deliveries to the distribution network were temporarily suspended near the end of March 2020 due to restrictions on dealer activities or the inability of customers to collect their cars, and deliveries gradually recommenced during the month of May 2020. From May to October substantially all Ferrari dealerships remained fully operational.
•With the safety and well-being of Ferrari employees in mind, production was suspended from March 14 and gradually restarted from May 4, with full production resuming on May 8. Ferrari continued to pay all employees throughout the suspension period and did not accede to any government aid programs. Ferrari experienced limited supply chain constraints in the first nine months of 2020, which were actively managed to mitigate any impacts on our production, and we have consciously increased our inventories of raw materials and components in an effort to mitigate possible supply disruptions.
•The start of the 2020 Formula 1 World Championship was postponed to July 5, when the Austrian Grand Prix was held without spectators on site. The calendar for the current season has evolved over time and currently 17 Grand Prix races are scheduled for 2020, which is significantly less than the 2019 season. Furthermore, the actual number of races that will take place is dependent on developments in the COVID-19 pandemic and therefore remains uncertain. Most of the races to date have taken place without spectators present and a limited number of races this season are expected to take place with a significantly lower number of spectators compared to normal. This has adversely impacted our results as we accrued sponsorship and commercial revenues during the year based on certain assumptions and the number of races reasonably anticipated to take place for the 2020 season.
•Brand activities were also adversely impacted as a result of the temporary closure of Ferrari stores and museums. Our stores and museums gradually started to reopen in May, with appropriate safety measures in place to protect our staff and customers. To date, in-store traffic and museum visitors remain significantly lower than pre-pandemic levels. This has been only partially offset by an increase in online sales of our merchandise.
•Although production and certain other activities (i.e. Formula 1, stores, museums) were temporarily suspended, the Group has been able to continue many other key business activities and functions through remote working arrangements.
•Ferrari continues to take measures to combat the spread of COVID-19 at its facilities, and in line with the laws and regulations enacted in Italy and other countries where the Company operates, Ferrari is continuing to guarantee the possibility of remote work for those employees whose job activity is compatible with such work arrangements.
•There were no significant effects on the valuation of assets or liabilities and no increases in allowances for credit losses as of September 30, 2020. Moreover, no material impairment indicators were identified and there were no changes in accounting judgments or other significant accounting impacts relating to COVID-19.
•No significant changes occurred in controls that materially affect internal control over financial reporting.

For further information on the impact of the COVID-19 pandemic on our results of operations and liquidity, see “-Results of Operations” and “-Liquidity and Capital Resources”.

The future impacts of COVID-19 on Ferrari’s results of operations and financial condition will depend on ongoing developments in relation to the pandemic, including the success of global containment measures and other actions taken by governments around the world, as well as the overall condition and outlook of the global economy. As further described under “-Risk Factors”, “We are subject to risks related to the evolution of and response to the coronavirus COVID-19 pandemic that may materially and adversely affect our business” Ferrari’s performance will continue to be negatively affected in 2020 and possibly beyond. A so called “second wave” of the COVID-19 pandemic is being experienced in several European countries, including Italy, as well as in the United States and elsewhere, leading to a return of restrictive measures which may intensify over the coming periods. Significant uncertainty remains, especially in relation to Ferrari’s Formula 1 and brand activities, as well as our supply chain, and the situation is evolving continuously. A reduced number of Formula 1 races will be held for the 2020 season and the Group expects that brand activities will recover slowly towards pre-pandemic levels. For the entire month of April our production remained suspended. The closure and reopening of Ferrari dealerships worldwide as a result of lockdowns and other restrictions, and the gradual easing of those measures, were implemented to varying degrees from country to country. Substantially all Ferrari dealerships have reopened and order collections have resumed. However, new closures have recently been made necessary as a result of the resurgence of the pandemic in certain territories. The waiting list for cars continues to extend beyond 12 months on average and the Group remains focused on maintaining a robust order book going forward. Ferrari has started to recover the effects of the COVID-19-related suspension of business activities during the third quarter of 2020.

To preventively and prudently manage potential liquidity or refinancing risks in the foreseeable future, the Group has increased its available liquidity, which amounted to €1,879 million at September 30, 2020 (compared to €1,812 million at June 30, 2020 and €1,248 million at December 31, 2019), primarily as a result of:

•increasing new undrawn committed credit lines to €700 million in April 2020 (€350 million at December 31, 2019);
•the issuance of a €650 million bond in May 2020.

Additionally, the Group elected to temporarily suspend its share repurchase program effective from March 30, 2020. Furthermore, we have taken actions to contain SG&A, R&D and capital expenditures in the remainder of 2020, while ensuring that all projects that are considered important for the continuing success of Ferrari and its future development are maintained. Ferrari has continued to manage financial risks generated by interest rates or foreign exchange fluctuations throughout the pandemic in line with Ferrari’s hedging policy. Management is continuously monitoring the evolution of COVID-19 as information becomes available as well as the related effects on the results of operations and financial position of the Group.

To protect the health and well-being of its workforce and customers as Ferrari returned to business operations, the Company successfully implemented its “Back on Track” program, which facilitated our return to full production by May 8, 2020. The program was developed in partnership with several virologists and other medical experts to ensure the highest level of safety for Ferrari employees, their families, Ferrari customers and suppliers and the greater community at large. The program includes the following measures:

•full implementation of the Italian government’s ‘Protocol for the regulation of measures to combat and contain the spread of the COVID-19 virus in the workplace’, with additional measures to strengthen and customize the protocol with the support of specialists who have expert knowledge of Ferrari’s work environment;
•voluntary serological testing of Ferrari employees, their family members, and suppliers; this testing takes place at the Fiorano Circuit, in a specially created facility of approximately 1,000m2, by doctors and health workers;
•providing health and psychological assistance service to staff and special support to any employee who tests positive for COVID-19 (including free insurance coverage, accommodation for self-isolation, medical and nursing services and supply of required medical equipment such as medicines, oximeters and, in case of emergency, oxygen);
•the launch of an “Installation Lap” phase, which includes several days of safety training (primarily for employees involved in the resumption of production from May 4) and the provision of personal protective equipment for employees, as well as the implementation of checks at workstation entrances and rules for sharing common areas.

To date, the costs incurred to implement the Back on Track program have not had a significant impact on our results of operations or financial position.

Ferrari continues to systematically implement actions aimed at containing the spread of the virus among Ferrari employees, their families and Ferrari suppliers. In addition to the COVID-19 screening activities offered by Ferrari on a voluntary basis to its employees, their cohabiting family members and on-site employees of suppliers, a flu vaccination campaign has been added, which, again on a voluntary basis, will be extended not only to its employees but also to their family members and employees of suppliers who frequent our manufacturing facilities.

In response to the healthcare crisis caused by the COVID-19 pandemic and to support the communities in which Ferrari operates, Ferrari produced respirator valves and fittings for protective masks, and also agreed to fund various initiatives in the region to help those in need during the COVID-19 emergency, with the first activities concentrating on Ferrari’s local communities in the province of Modena. Aid to the different towns was coordinated directly with the local authorities and included the following, among others:

•the purchase and distribution of ventilators, respiratory equipment, medically certified masks and other medical supplies, including from various overseas suppliers;
•the purchase of COVID-19 test kits and equipment for the Policlinico di Modena and the hospitals of Baggiovara and Sassuolo;
•the donation of emergency medical service vehicles for the local health service;

•the purchase of computer equipment for schools, including notebooks, tablets and portable modems. All of the IT equipment will remain with the schools;
•the purchase and distribution of food in Maranello.

These initiatives were partially funded thanks to the Chairman, the CEO and Board of Directors pledging their full cash compensation from April to the end of the year, with the remaining members of the Senior Management Team donating 25 percent of their salaries for the same period, raising approximately €2 million.

Ferrari also launched a collaborative fundraising initiative together with its Cavalcade clients to support the medical staff and health system of Ferrari’s surrounding communities, with Ferrari matching every donation made.

Additionally, Ferrari has implemented a series of initiatives that seek to guarantee adequate support and care to its employees and their families, as well as local communities, including: the Company’s Formula Estate summer camp, which was offered to the children of Ferrari employees and was carried out in collaboration with local authorities; a program dedicated to the recovery of school education called “Back to School”, created by the Agnelli Foundation together with Ferrari and the non-profit organization Save The Children for the benefit of children in situations of fragility in the municipality of Maranello and surrounding area; the resumption of the Formula Benessere medical-sports prevention program carried out with check-ups and specialist visits available for all employees performed in full compliance with safety protocols; and the resumption of the company concierge service open to all employees for the handling of personal files and errands, useful to relieve the burden of having to manage various duties at public offices, which are now even more complex due to pandemic safety procedures.

Non-GAAP Financial Measures
    We monitor and evaluate our operating and financial performance using several non-GAAP financial measures including: EBITDA, Adjusted EBITDA, Adjusted EBIT, Adjusted Net Profit, Adjusted Basic and Diluted Earnings per Common Share, Net Debt, Net Industrial Debt, Free Cash Flow and Free Cash Flow from Industrial Activities, as well as a number of financial metrics measured on a constant currency basis. We believe that these non-GAAP financial measures provide useful and relevant information regarding our performance and our ability to assess our financial performance and financial position. They also provide us with comparable measures that facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions. While similar measures are widely used in the industry in which we operate, the financial measures we use may not be comparable to other similarly titled measures used by other companies nor are they intended to be substitutes for measures of financial performance or financial position as prepared in accordance with IFRS.
EBITDA and Adjusted EBITDA
    EBITDA is defined as net profit before income tax expense, net financial expenses and amortization and depreciation. Adjusted EBITDA is defined as EBITDA as adjusted for certain income and costs which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities. EBITDA is presented by management to aid investors in their analysis of the performance of the Group and to assist investors in the comparison of the Group’s performance with that of other companies. Adjusted EBITDA is presented to demonstrate how the underlying business has performed prior to the impact of the adjustments, which may obscure the underlying performance and impair comparability of results between periods.
    The following table sets forth the calculation of EBITDA and Adjusted EBITDA for the three and nine months ended September 30, 2020 and 2019, and provides a reconciliation of these non-GAAP measures to net profit. There were no adjustments impacting Adjusted EBITDA for the periods presented.

	For the three months ended September 30,		For the nine months ended September 30,
	2020	2019	2020	2019
	(€ million)
Net profit	171	169	346	533
Income tax expense	37	42	81	133
Net financial expenses	14	16	38	32
Amortization and depreciation	108	84	306	238
EBITDA and Adjusted EBITDA	330	311	771	936

Adjusted EBIT
    Adjusted EBIT represents EBIT as adjusted for certain income and costs which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities. We provide such information in order to present how the underlying business has performed prior to the impact of such items, which may obscure the underlying performance and impair comparability of results between the periods.
    The following table sets forth the calculation of Adjusted EBIT for the three and nine months ended September 30, 2020 and 2019. There were no adjustments impacting Adjusted EBIT for the periods presented.

	For the three months ended September 30,		For the nine months ended September 30,
	2020	2019	2020	2019
	(€ million)
EBIT and Adjusted EBIT	222	227	465	698

Adjusted Net Profit
    Adjusted Net Profit represents net profit as adjusted for certain income and costs (net of tax effect) which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities. We provide such information in order to present how the underlying business has performed prior to the impact of such items, which may obscure the underlying performance and impair comparability of results between the periods.
    The following table sets forth the calculation of Adjusted Net Profit for the three and nine months ended September 30, 2020 and 2019. There were no adjustments impacting Adjusted Net Profit for the periods presented.

	For the three months ended September 30,		For the nine months ended September 30,
	2020	2019	2020	2019
	(€ million)
Net profit and Adjusted Net Profit	171	169	346	533

Adjusted Basic and Diluted Earnings per Common Share

    Adjusted Basic and Diluted Earnings per Common Share represent earnings per share, as adjusted for certain income and costs (net of tax effect) which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities. We provide such information in order to present how the underlying business has performed prior to the impact of such items, which may obscure the underlying performance and impair comparability of results between the periods.

    The following table sets forth the calculation of Adjusted Basic and Diluted Earnings per Common Share for the three and nine months ended September 30, 2020 and 2019. There were no adjustments impacting Adjusted Basic and Diluted Earnings per Common Share for the periods presented.

		For the three months ended September 30,		For the nine months ended September 30,
		2020	2019	2020	2019
Net profit attributable to owners of the Company	€ million	171	168	346	529
Adjusted net profit attributable to owners of the Company	€ million	171	168	346	529
Weighted average number of common shares for basic earnings per common share	thousand	184,748	186,504	184,825	187,196
Adjusted basic earnings per common share		€0.92	0.90	1.87	2.82
Weighted average number of common shares(1) for diluted earnings per common share	thousand	185,344	187,302	185,422	187,994
Adjusted diluted earnings per common share		€0.92	0.90	1.86	2.81

(1)    For the three and nine months ended September 30, 2020 and 2019 the weighted average number of common shares for diluted earnings per share was increased to take into consideration the theoretical effect of the potential common shares that would be issued under the Group’s equity incentive plans.

Net Debt and Net Industrial Debt

    Due to different sources of cash flows used for the repayment of debt between industrial activities and financial services activities, and the different business structure and leverage implications, Net Industrial Debt, together with Net Debt, are the primary measures used by us to analyze our capital structure and financial leverage. We believe the presentation of Net Industrial Debt aids management and investors in their analysis of the Group’s financial position and financial performance and to compare the Group’s financial position and financial performance with that of other companies. Net Industrial Debt is defined as total debt less total cash and cash equivalents (Net Debt), further adjusted to exclude the debt and cash and cash equivalents related to our financial services activities (Net Debt of Financial Services Activities).

    The following table sets forth a reconciliation of Net Debt and Net Industrial Debt at September 30, 2020 and December 31, 2019.

	At September 30,	At December 31,
	2020	2019
	(€ million)
Cash and cash equivalents	1,179	898
Debt	(2,741)	(2,090)
Net Debt (A)	(1,562)	(1,192)
Net Debt of Financial Services Activities (B)	(847)	(855)
Net Industrial Debt (A-B)	(715)	(337)

Free Cash Flow and Free Cash Flow from Industrial Activities

    Free Cash Flow and Free Cash Flow from Industrial Activities are two of our primary key performance indicators to measure the Group’s performance. These measures are presented by management to aid investors in their analysis of the Group’s financial performance and to compare the Group’s financial performance with that of other companies. Free Cash

Flow is defined as cash flows from operating activities less investments in property, plant and equipment (excluding right-of-use assets recognized during the period in accordance with IFRS 16 – Leases) and intangible assets. Free Cash Flow from Industrial Activities is defined as Free Cash Flow adjusted to exclude the operating cash flow from our financial services activities (Free Cash Flow from Financial Services Activities). Prior to the first quarter of 2020, we defined Free Cash Flow and Free Cash Flow from Industrial Activities without excluding from investments in property, plant and equipment the right-of-use assets recognized during the period in accordance with IFRS 16 – Leases. Applying the current definition of Free Cash Flow and Free Cash Flow from Industrial Activities to the nine months ended September 30, 2019 would result in an immaterial difference compared to the figures presented below.

    The following table sets forth our Free Cash Flow and Free Cash Flow from Industrial Activities for the nine months ended September 30, 2020 and 2019.

	For the nine months ended September 30,
	2020	2019
	(€ million)
Cash flows from operating activities	427	949
Investments in property, plant and equipment and intangible assets	(465)	(453)
Free Cash Flow	(38)	496
Free Cash Flow from Financial Services Activities	(29)	(63)
Free Cash Flow from Industrial Activities	(9)	559

Constant Currency Information

    The “Results of Operations” discussion below includes information about our net revenues on a constant currency basis, which eliminates the effects of foreign currency translation from our subsidiaries with functional currencies other than Euro, as well as the effects of foreign currency transaction impact and foreign currency hedging. We use this information to assess how the underlying revenues changed independent of fluctuations in foreign currency exchange rates and hedging. We calculate constant currency by (i) applying the prior-period average foreign currency exchange rates to translate current period revenues of foreign subsidiaries expressed in local functional currency other than Euro, (ii) applying the prior-period average foreign currency exchange rates to current period revenues originated in a currency other than the functional currency of the applicable entity, and (iii) eliminating the variances of any foreign currency hedging (see Note 5 “Other Information” to the Interim Condensed Consolidated Financial Statements, included in this Interim Report, for information on the foreign currency exchange rates applied). Although we do not believe that these measures are a substitute for GAAP measures, we do believe that revenues excluding the impact of currency fluctuations and the impacts of hedging provide additional useful information to investors regarding the operating performance on a local currency basis.

Results of Operations
Three months ended September 30, 2020 compared to three months ended September 30, 2019
    The following is a discussion of the results of operations for the three months ended September 30, 2020 compared to the three months ended September 30, 2019. The presentation includes line items as a percentage of net revenues for the respective periods presented to facilitate period-to-period comparisons.

	For the three months ended September 30,
	2020	Percentage of net revenues	2019	Percentage of net revenues
	(€ million, except percentages)
Net revenues	888	100.0%	915	100.0%
Cost of sales	426	47.9%	425	46.5%
Selling, general and administrative costs	77	8.6%	96	10.5%
Research and development costs	158	17.7%	162	17.7%
Other expenses/(income), net	7	0.9%	6	0.6%
Result from investments	2	0.1%	1	0.1%
EBIT	222	25.0%	227	24.8%
Net financial expenses	14	1.5%	16	1.7%
Profit before taxes	208	23.5%	211	23.1%
Income tax expense	37	4.2%	42	4.6%
Net profit	171	19.3%	169	18.5%

Net revenues

	For the three months ended September 30,				Increase/(Decrease)
	2020	Percentage of net revenues	2019	Percentage of net revenues	2020 vs. 2019
	(€ million, except percentages)
Cars and spare parts (1)	727	81.8%	708	77.3%	19	2.6%
Engines (2)	44	5.0%	46	5.0%	(2)	(4.4)%
Sponsorship, commercial and brand (3)	93	10.5%	135	14.8%	(42)	(30.9)%
Other (4)	24	2.7%	26	2.9%	(2)	(7.6)%
Total net revenues	888	100.0%	915	100.0%	(27)	(3.0)%
_____________________________
(1)Includes the net revenues generated from shipments of our cars, including any personalization net revenue generated on cars, as well as sales of spare parts.
(2)Includes net revenues generated from the sale of engines to Maserati for use in their cars, and the net revenues generated from the rental of engines to other Formula 1 racing teams.
(3)Includes net revenues earned by our Formula 1 racing team through sponsorship agreements and our share of the Formula 1 World Championship commercial revenues as well as net revenues generated through the Ferrari brand, including merchandising, licensing and royalty income.
(4)Primarily relates to financial services activities and management of the Mugello racetrack and other sports-related activities.

    Net revenues for the three months ended September 30, 2020 were €888 million, a decrease of €27 million, or 3.0 percent (a decrease of 3.2 percent on a constant currency basis), from €915 million for the three months ended September 30, 2019.
    The change in net revenues was attributable to the combination of (i) a €19 million increase in cars and spare parts, (ii) a €2 million decrease in engines, (iii) a €42 million decrease in sponsorship, commercial and brand, and (iv) a €2 million decrease in other.
Cars and spare parts
    Net revenues generated from cars and spare parts were €727 million for the three months ended September 30, 2020, an increase of €19 million, or 2.6 percent, from €708 million for the three months ended September 30, 2019.

    The increase in net revenues was primarily attributable to positive mix driven by the Ferrari Monza SP1 and SP2, partially offset by lower volumes, mainly due to the gradual phase out of the 488 Pista and 488 Pista Spider, which also implies a lower contribution from personalizations, as well as the Ferrari Portofino, which are approaching the end of their respective lifecycles.

Overall, shipments decreased by 161 cars (6.5 percent) compared to the prior year, driven by the cadence of our full year production plan, which projects a recovery of 500 units out of 2,000 units lost following the seven-week production suspension as a result of the COVID-19 pandemic. The performance was driven by a 12.8 percent decrease in V8 models that was partially offset by a 15.4 percent increase in V12 models. The decrease in shipment reflects the previously mentioned gradual phase out of the 488 Pista and 488 Pista Spider, as well as fewer shipments of the Ferrari Portofino, which have essentially reached the end of their respective lifecycles, partially offset by the ramp up of the F8 Spider and 812 GTS, primarily in EMEA, as well as deliveries of the Ferrari Monza SP1 and SP2.

The €19 million increase in net revenues was composed of: (i) a €110 million increase in EMEA, and (ii) a €4 million increase in the Rest of APAC, partially offset by (iii) an €82 million decrease in Americas, and (iv) a €13 million decrease in Mainland China, Hong Kong and Taiwan. Net revenues by geography were impacted by the deliberate geographic allocations driven by the phase-in pace of individual models.

Engines

    Net revenues generated from engines of €44 million for the three months ended September 30, 2020 were substantially in line with €46 million for the three months ended September 30, 2019.

Sponsorship, commercial and brand

    Net revenues generated from sponsorship, commercial agreements and brand management activities were €93 million for the three months ended September 30, 2020, a decrease of €42 million, or 30.9 percent, from €135 million for the three months ended September 30, 2019. The decrease was primarily attributable to the impacts of the COVID-19 pandemic resulting in a reduced number of Formula 1 races (17 races are currently confirmed, most of which without spectators on site) and corresponding lower revenue accrual - albeit improved in the quarter based on updated estimates - as well as reduced in-store traffic and museum visitors.

Other

    Other net revenues, which primarily relate to financial services activities and management of the Mugello racetrack and other sports-related activities, were €24 million for the three months ended September 30, 2020, a decrease of €2 million, or 7.6 percent, from €26 million for the three months ended September 30, 2019.

Cost of sales

	For the three months ended September 30,				Increase/(Decrease)
	2020	Percentage of net revenues	2019	Percentage of net revenues	2020 vs. 2019
	(€ million, except percentages)
Cost of sales	426	47.9%	425	46.5%	1	—%

    Cost of sales for the three months ended September 30, 2020 was €426 million, substantially in line with €425 million for the three months ended September 30, 2019. As a percentage of net revenues, cost of sales was 47.9 percent for the three months ended September 30, 2020 compared to 46.5 percent for the three months ended September 30, 2019.
    Cost of sales was substantially in line with the prior year as the effect of reduced volumes was substantially offset by higher depreciation and mix impact.

Selling, general and administrative costs

	For the three months ended September 30,				Increase/(Decrease)
	2020	Percentage of net revenues	2019	Percentage of net revenues	2020 vs. 2019
	(€ million, except percentages)
Selling, general and administrative costs	77	8.6%	96	10.5%	(19)	(20.2)%

    Selling, general and administrative costs for the three months ended September 30, 2020 were €77 million, a decrease of €19 million, or 20.2 percent, from €96 million for the three months ended September 30, 2019. As a percentage of net revenues, selling, general and administrative costs were 8.6 percent for the three months ended September 30, 2020 compared to 10.5 percent for the three months ended September 30, 2019.

    The decrease in selling, general and administrative costs was primarily attributable to lower costs for marketing initiatives as well as to the deployment of cost containment measures.

Research and development costs

	For the three months ended September 30,				Increase/(Decrease)
	2020	Percentage of net revenues	2019	Percentage of net revenues	2020 vs. 2019
	(€ million, except percentages)
Research and development costs expensed during the period	111	12.5%	129	14.1%	(18)	(14.3)%
Amortization of capitalized development costs	47	5.2%	33	3.6%	14	41.0%
Research and development costs	158	17.7%	162	17.7%	(4)	3.1%

    Research and development costs for the three months ended September 30, 2020 were €158 million, a decrease of €4 million, or 3.1 percent, from €162 million for the three months ended September 30, 2019. As a percentage of net revenues, research and development costs were 17.7 percent for the three months ended September 30, 2020 and 2019.

    The decrease of €4 million in research and development costs during the period was primarily attributable to the spending cadence in Formula 1 racing activities, partially offset by an increase in amortization of capitalized development costs.

We continue to invest in research and development projects that are considered important for the continuing success of Ferrari and its future development, despite certain actions taken to contain costs as a result of the COVID-19 pandemic.

Other expenses/(income), net

	For the three months ended September 30,		Increase/(Decrease)
	2020	2019	2020 vs. 2019
	(€ million, except percentages)
Other expenses/(income), net	7	6	1	33.1%

    Other expenses/(income), net for the three months ended September 30, 2020 included other expenses of €8 million, mainly related to indirect taxes, provisions and other miscellaneous expenses, partially offset by other income of €1 million.
    Other expenses/(income), net for the three months ended September 30, 2019 included other expenses of €7 million, mainly related to indirect taxes and other miscellaneous expenses, partially offset by other income of €1 million.

EBIT

	For the three months ended September 30,				Increase/(Decrease)
	2020	Percentage of net revenues	2019	Percentage of net revenues	2020 vs. 2019
	(€ million, except percentages)
EBIT	222	25.0%	227	24.8%	(5) (2.1)%

    EBIT for the three months ended September 30, 2020 was €222 million, a decrease of €5 million, or 2.1 percent, from €227 million for the three months ended September 30, 2019. EBIT margin for the three months ended September 30, 2020 was 25.0 percent compared to 24.8 percent for the three months ended September 30, 2019.

    The decrease in EBIT was primarily attributable to the combined effects of (i) negative volume impact of €19 million, driven by a decrease in shipments, (ii) positive product mix and price impact of €46 million, (iii) an increase in industrial costs of €15 million, including higher depreciation, (iv) a decrease in research and development costs of €4 million, (v) a decrease in selling, general and administrative costs of €19 million, (vi) negative contribution of €45 million due to the impacts of COVID-19 on the Formula 1 racing calendar and lower traffic for brand related activities, and (vii) positive foreign currency exchange impact of €5 million (including foreign currency hedging instruments) primarily driven by the strengthening of the U.S. Dollar compared to the Euro.

The positive product mix and price impact was primarily driven by deliveries of the Ferrari Monza SP1 and SP2, partially offset by lower contributions from our personalization programs, which are correlated to the decrease in volumes, as well as the gradual phase out of the 488 Pista and 488 Pista Spider, which are approaching the end of their lifecycle.

Net financial expenses

	For the three months ended September 30,		Increase/(Decrease)
	2020	2019	2020 vs. 2019
	(€ million, except percentages)
Net financial expenses	14	16	(2) (14.3)%

    Net financial expenses for the three months ended September 30, 2020 decreased to €14 million compared to €16 million for the three months ended September 30, 2019, primarily due to lower interest expenses in the third quarter of 2020 compared to the third quarter of 2019, which was impacted by costs for bond repurchases (repurchase price, premium and previously unamortized issuance costs), partially offset by higher interest expenses incurred as a result of the decision to early refinance part of the upcoming debt maturities and to secure longer tenors through a public issuance (2025 Bond issued in May 2020) and higher net foreign exchange losses, including the net costs of hedging.

Income tax expense

	For the three months ended September 30,		Increase/(Decrease)
	2020	2019	2020 vs. 2019
	(€ million, except percentages)
Income tax expense	37	42	(5) (11.3)%

    Income tax expense for the three months ended September 30, 2020 was €37 million compared to €42 million for the three months ended September 30, 2019. The decrease in income tax expense was primarily attributable to deductions for eligible research and development costs and for hyper- and super-depreciation of fixed assets. The effective tax rate was 18.0 percent and 20.0 percent for the three months ended September 30, 2020 and 2019, respectively. Income taxes for both the three months ended September 30, 2020 and 2019 benefited from the application of the Patent Box tax regime.

Nine months ended September 30, 2020 compared to nine months ended September 30, 2019
    The following is a discussion of the results of operations for the nine months ended September 30, 2020 compared to the nine months ended September 30, 2019. The presentation includes line items as a percentage of net revenues for the respective periods presented to facilitate period-to-period comparisons.

As a result of the temporary suspension of production and shipments, as well as the changes to the calendar and format of the 2020 Formula 1 World Championship, caused by the COVID-19 pandemic, revenues were significantly reduced and, as a consequence, costs as a percentage of net revenues increased during the nine months ended September 30, 2020 compared to the nine months ended September 30, 2019. Furthermore, a portion of our costs are fixed in nature and we decided to pay all employees throughout the whole suspension period and not accede to any government aid programs, therefore management actions to reduce costs only partially compensated the decrease in net revenues. Consequently, our EBIT and EBIT margin decreased compared to the same period of the prior year.

	For the nine months ended September 30,
	2020	Percentage of net revenues	2019	Percentage of net revenues
	(€ million, except percentages)
Net revenues	2,391	100.0%	2,839	100.0%
Cost of sales	1,176	49.2%	1,367	48.2%
Selling, general and administrative costs	234	9.8%	255	9.0%
Research and development costs	505	21.1%	517	18.2%
Other expenses/(income), net	15	0.5%	4	0.1%
Result from investments	4	0.1%	2	0.1%
EBIT	465	19.5%	698	24.6%
Net financial expenses	38	1.6%	32	1.1%
Profit before taxes	427	17.9%	666	23.5%
Income tax expense	81	3.4%	133	4.7%
Net profit	346	14.5%	533	18.8%

Net revenues

	For the nine months ended September 30,				Increase/(Decrease)
	2020	Percentage of net revenues	2019	Percentage of net revenues	2020 vs. 2019
	(€ million, except percentages)
Cars and spare parts (1)	1,965	82.2%	2,209	77.8%	(244)	(11.1)%
Engines (2)	97	4.1%	157	5.5%	(60)	(37.9)%
Sponsorship, commercial and brand (3)	265	11.1%	394	13.9%	(129)	(32.6)%
Other (4)	64	2.6%	79	2.8%	(15)	(19.5)%
Total net revenues	2,391	100.0%	2,839	100.0%	(448)	(15.8)%
_____________________________
(1)Includes net revenues generated from shipments of our cars, including any personalization net revenue generated on cars as well as sales of spare parts.
(2)Includes net revenues generated from the sale of engines to Maserati for use in their cars, and the revenues generated from the rental of engines to other Formula 1 racing teams.
(3)Includes net revenues earned by our Formula 1 racing team through sponsorship agreements and our share of the Formula 1 World Championship commercial revenues as well as net revenues generated through the Ferrari brand, including merchandising, licensing and royalty income.
(4)Primarily relates to financial services activities and management of the Mugello racetrack and other sports-related activities.

    Net revenues for the nine months ended September 30, 2020 were €2,391 million, a decrease of €448 million, or 15.8 percent (a decrease of 16.7 percent on a constant currency basis), from €2,839 million for the nine months ended September 30, 2019.

    The change in net revenues was attributable to the combination of (i) a €244 million decrease in cars and spare parts, (ii) a €60 million decrease in engines (iii) a €129 million decrease in sponsorship, commercial and brand, and (iv) a €15 million decrease in other.
Cars and spare parts
    Net revenues generated from cars and spare parts were €1,965 million for the nine months ended September 30, 2020 a decrease of €244 million, or 11.1 percent, from €2,209 million for the nine months ended September 30, 2019.

    The decrease in net revenues was primarily attributable to lower volumes and related reduced contribution from our personalization programs, driven by the temporary suspension of production and shipments caused by the COVID-19 pandemic, as well as fewer shipments of the FXX-K EVO, partially offset by deliveries of the Ferrari Monza SP1 and SP2.

Overall, shipments decreased by 1,315 cars (17.0 percent) compared to the prior year, driven by the cadence of our full year production plan, which projects a recovery of 500 units out of 2,000 units lost following the seven-week production suspension as a result of the COVID-19 pandemic. The performance was driven by a 19.5 percent decrease in V8 models and an 8.5 percent decrease in V12 models. The decrease in shipments also reflects the gradual phase out of the 488 Pista and 488 Pista Spider, as well as fewer shipments of the Ferrari Portofino, which have essentially reached the end of their respective lifecycles, partially offset by the ramp up of the F8 Spider and 812 GTS, primarily in EMEA, as well as deliveries of the Ferrari Monza SP1 and SP2.

    The €244 million decrease in net revenues was composed of (i) a €153 million decrease in Americas (including positive foreign currency translation impact driven by the strengthening of the U.S. Dollar compared to the Euro), and (ii) a €207 million decrease in Mainland China, Hong Kong and Taiwan, partially offset by (iii) a €101 million increase in EMEA, and (iv) a €15 million increase in the Rest of APAC. Net revenues by geography were impacted by the deliberate geographic allocations driven by the phase-in pace of individual models. The decrease in Mainland China, Hong Kong and Taiwan was primarily impacted by the decision to deliberately accelerate client deliveries in the first half of 2019, in addition to the effects of COVID-19 in 2020.

Engines

    Net revenues generated from engines were €97 million for the nine months ended September 30, 2020, a decrease of €60 million, or 37.9 percent, from €157 million for the nine months ended September 30, 2019. The decrease was attributable to lower shipments of engines to Maserati and lower revenues from the rental of engines to other Formula 1 racing teams.

Sponsorship, commercial and brand

    Net revenues generated from sponsorship, commercial agreements and brand management activities were €265 million for the nine months ended September 30, 2020, a decrease of €129 million, or 32.6 percent, from €394 million for the nine months ended September 30, 2019. The decrease was primarily attributable to impacts of the COVID-19 pandemic resulting in a reduced number of Formula 1 races and corresponding lower revenue accrual as well as reduced in-store traffic and museum visitors.

Other

    Other net revenues, which primarily relate to financial services activities and management of the Mugello racetrack and other sports-related activities, were €64 million for the nine months ended September 30, 2020, a decrease of €15 million, or 19.5 percent, from €79 million for the nine months ended September 30, 2019. The decrease was primarily attributable to the cancellation of the Moto GP event at the Mugello racetrack and reduced sports-related activities, only partially offset by the first ever Formula 1 grand prix held at the Mugello racetrack.

Cost of sales

	For the nine months ended September 30,				Increase/(Decrease)
	2020	Percentage of net revenues	2019	Percentage of net revenues	2020 vs. 2019
	(€ million, except percentages)
Cost of sales	1,176	49.2%	1,367	48.2%	(191)	(14.0)%

    Cost of sales for nine months ended September 30, 2020 was €1,176 million, a decrease of €191 million, or 14.0 percent, from €1,367 million for the nine months ended September 30, 2019. As a percentage of net revenues, cost of sales were 49.2 percent, for the nine months ended September 30, 2020 compared to 48.2 percent for the nine months ended September 30, 2019.
    The decrease in cost of sales was primarily attributable to a decrease in car volumes due to COVID-19 and lower engine volumes produced for Maserati, partially offset by higher depreciation.
Selling, general and administrative costs

	For the nine months ended September 30,				Increase/(Decrease)
	2020	Percentage of net revenues	2019	Percentage of net revenues	2020 vs. 2019
	(€ million, except percentages)
Selling, general and administrative costs	234	9.8%	255	9.0%	(21)	(8.4)%

    Selling, general and administrative costs for the nine months ended September 30, 2020 were €234 million, a decrease of €21 million, or 8.4 percent, from €255 million for the nine months ended September 30, 2019. As a percentage of net revenues, selling, general and administrative costs were 9.8 percent for the nine months ended September 30, 2020 compared to 9.0 percent for the nine months ended September 30, 2019.

    The decrease in selling, general and administrative costs was primarily attributable to lower costs for marketing initiatives as well as to the deployment of cost containment measures.

Research and development costs

	For the nine months ended September 30,				Increase/(Decrease)
	2020	Percentage of net revenues	2019	Percentage of net revenues	2020 vs. 2019
	(€ million, except percentages)
Research and development costs expensed during the period	373	15.6%	423	14.9%	(50)	(11.9)%
Amortization of capitalized development costs	132	5.5%	94	3.3%	38	40.4%
Research and development costs	505	21.1%	517	18.2%	(12)	(2.4)%

    Research and development costs for the nine months ended September 30, 2020 were €505 million, a decrease of €12 million, or (2.4) percent, from €517 million for the nine months ended September 30, 2019. As a percentage of net revenues, research and development costs were 21.1 percent for the nine months ended September 30, 2020 compared to 18.2 percent for the nine months ended September 30, 2019.

    The decrease of €12 million in research and development costs during the period was primarily attributable to lower research and development costs expensed during the period of €50 million, including the effects of technology incentives recognized in 2020, partially offset by an increase in amortization of capitalized development costs of €38 million.

We continue to invest in research and development projects that are considered important for the continuing success of Ferrari and its future development, despite certain actions taken to contain costs as a result of the COVID-19 pandemic.

Other expenses/(income), net

	For the nine months ended September 30,		Increase/(Decrease)
	2020	2019	2020 vs. 2019
	(€ million, except percentages)
Other expenses/(income), net	15	4	11	n.m.

    Other expenses/(income), net for the nine months ended September 30, 2020 included other expenses of €18 million, mainly related to indirect taxes, provisions and other miscellaneous expenses, partially offset by other income of €3 million.
Other expenses/(income), net for the nine months ended September 30, 2019 included other income of €17 million, mainly related to indirect taxes, provisions and other miscellaneous expenses, partially offset by income of €13 million, mainly related to a change in estimate of the risk and related provision associated with a legal dispute, based on developments that occurred in the first quarter of 2019, as well as other miscellaneous income.
EBIT

	For the nine months ended September 30,				Increase/(Decrease)
	2020	Percentage of net revenues	2019	Percentage of net revenues	2020 vs. 2019
	(€ million, except percentages)
EBIT	465	19.5%	698	24.6%	(233)	(33.3)%

    EBIT for the nine months ended September 30, 2020 was €465 million, a decrease of €233 million, or 33.3 percent, from €698 million for the nine months ended September 30, 2019. EBIT margin for the nine months ended September 30, 2020 was 19.5 percent compared to 24.6 percent for the nine months ended September 30, 2019.

    The decrease in EBIT was attributable to the combined effects of (i) negative volume impact of €159 million, (ii) positive product mix and price impact of €76 million, (iii) an increase in industrial costs of €53 million, including higher depreciation, (iv) a decrease in research and development costs of €12 million, (v) a decrease in selling, general and administrative costs of €21 million, (vi) negative contribution of €159 million due to the impacts of COVID-19 on the Formula 1 racing calendar, lower traffic for brand related activities and lower engine sales to Maserati, and (vii) positive foreign currency exchange impact of €29 million (including foreign currency hedging instruments) primarily driven by the strengthening of the U.S. Dollar and Japanese Yen compared to the Euro. Industrial costs include the full cost of employees’ paid days of absence during the COVID-19 production suspension.

The negative volume impact was primarily attributable to the temporary suspension of shipments for seven weeks during the first half of 2020 as a result of the COVID-19 pandemic. The positive product mix and price impact was primarily attributable to deliveries of the Ferrari Monza SP1 and SP2, partially offset by lower contributions from our personalization programs, which are correlated to the decrease in volumes and, in particular, to certain special series models, as well as fewer shipments of the FXX-K EVO.

Net financial expenses

	For the nine months ended September 30,		Increase/(Decrease)
	2020	2019	2020 vs. 2019
	(€ million, except percentages)
Net financial expenses	38	32	6	17.7%

    Net financial expenses for the nine months ended September 30, 2020 increased to €38 million compared to €32 million for the nine months ended September 30, 2019.

The increase in net financial expenses was primarily attributable to (i) an increase in net foreign exchange losses, including the net costs of hedging, and (ii) a decrease in the fair value of investments held by the Group, partially offset by (iii) lower interest expenses compared to the prior year, which was impacted by the costs of bond repurchases (repurchase price, premium, previously unamortized issuance costs).

Income tax expense

	For the nine months ended September 30,		Increase/(Decrease)
	2020	2019	2020 vs. 2019
	(€ million, except percentages)
Income tax expense	81	133	(52)	(39.0)%

    Income tax expense for the nine months ended September 30, 2020 was €81 million compared to €133 million for the nine months ended September 30, 2019. The decrease in income tax expense was primarily attributable to a decrease in profit before taxes, as well as the effects of deductions for eligible research and development costs and the hyper- and super-depreciation of fixed assets. The effective tax rate was 19.0 percent and 20.0 percent for the nine months ended September 30, 2020 and 2019. Income taxes for the nine months ended September 30, 2020 and 2019 benefited from the application of the Patent Box tax regime.

Liquidity and Capital Resources

Liquidity Overview

    We require liquidity in order to fund our operations and meet our obligations. Short-term liquidity is required to purchase raw materials, parts and components for car production, as well as to fund selling, general, administrative, research and development, and other expenses. In addition to our general working capital and operational needs, we require cash for capital investments to support continuous product range renewal and expansion and, more recently, for research and development to transition our product portfolio to hybrid and electric technology. We also make investments for initiatives to enhance manufacturing efficiency, improve capacity, ensure environmental compliance and carry out maintenance activities. We fund our capital expenditures primarily with cash generated from our operating activities.

    We centrally manage our operating cash management, liquidity and cash flow requirements with the objective of ensuring efficient and effective management of our funds. We believe that our cash generation together with our available liquidity, including committed credit lines granted from primary financial institutions, will be sufficient to meet our obligations and fund our business and capital expenditures.

    See the “Net Debt and Net Industrial Debt” section below for additional details relating to our liquidity.

Cyclical Nature of Our Cash Flows

    Our working capital is subject to month to month fluctuations due to, among other things, production and sales volumes, our financial services activities, the timing of capital expenditures and tax payments. In particular, our inventory levels increase in the periods leading up to launches of new models, during the phase out of existing models when we build up spare parts, and at the end of the second quarter when our inventory levels are generally higher to support the summer plant shutdown. The impacts of the COVID-19 pandemic on our working capital were greater in the second quarter due to the continued suspension of our production and shipments until early May 2020 whilst they were only limited in the first quarter of 2020.

    We generally receive payment for cars between 30 and 40 days after the car is shipped (or earlier when financing schemes are utilized by us or our dealers) while we generally pay most suppliers between 60 and 90 days after we receive the raw materials or components. Additionally, we also receive advance payments from our customers, mainly for our hypercars and limited edition cars (and starting in the first quarter of 2019, our Icona cars). We maintain sufficient inventory of raw materials and components to ensure continuity of our production lines, however delivery of most raw materials and components takes place monthly or more frequently in order to minimize inventories. The manufacture of one of our cars typically takes between 30 and 45 days, depending on the level of automation of the relevant production line, and the car is generally shipped to our dealers three to six days following the completion of production, although we may warehouse cars in local markets for longer periods of time to ensure prompt deliveries in certain regions. As a result of the above, including the advances received from customers in certain models, we tend to receive payment for cars shipped before we are required to make payment for the raw materials and components used in manufacturing the cars. Given the exceptional circumstances of the COVID-19 pandemic, we granted certain temporary, short-term support and payment extensions to the dealer network and other partners during the lockdown period, as well as early payments for commercial incentives due; however, our standard payment terms remain unchanged.

    Our investments for capital expenditure and research and development are, among other factors, influenced by the timing and number of new models launches. Our development costs, as well as our other investments in capital expenditure, generally peak in periods when we develop a significant number of new models to renew or expand our product range. Our research and development costs are also influenced by the timing of research costs for our Formula 1 activities, for which expenditure in a normal season is generally higher in the first and last quarters of the year, and otherwise depends on the evolution of the applicable Formula 1 technical regulations, as well as the number and cadence of races during the course of the racing season. We significantly increased our capital expenditure in 2019 to support the growth of our product range and to expand our production facilities in Maranello, and we continued to make significant capital investments in the first nine months of 2020, including our acquisition of tracts of land adjacent to our facilities in Maranello as part of our expansion plans, despite certain actions taken to contain expenditures as a result of the COVID-19 pandemic.
    The payment of income taxes also affects our cash flows. We have historically paid our income taxes in two advances in the second and fourth quarters of the year, however, as a result of signing an agreement in September 2018 with the Italian Revenue Agency in relation to our application of the Patent Box tax regime for the years 2015 to 2019, our tax expense and therefore tax payments were significantly reduced in 2019 and we expect this to continue in 2020 as the Group is currently applying the Patent Box tax regime for the period from 2020 to 2024, in line with currently applicable tax regulations in Italy. In 2020 we paid the first installment in the second quarter of the year and the remaining portion will be paid in the fourth quarter of 2020. See Note 12 “Income Tax Expense” to the Interim Condensed Consolidated Financial Statements for additional details related to the Patent Box tax regime in Italy.

Cash Flows

    The following table summarizes the cash flows from/(used in) operating, investing and financing activities for the nine months ended September 30, 2020 and 2019. For additional details of our cash flows, see our Interim Condensed Consolidated Financial Statements included elsewhere in this Interim Report.

	For the nine months ended September 30,
	2020	2019
	(€ million)
Cash and cash equivalents at beginning of the period	898	794
Cash flows from operating activities	427	949
Cash flows used in investing activities	(464)	(451)
Cash flows from/(used) in financing activities	321	(423)
Translation exchange differences	(3)	2
Total change in cash and cash equivalents	281	77
Cash and cash equivalents at end of the period	1,179	871

For the nine months ended September 30, 2020 the total change in cash and cash equivalents was €281 million compared to €77 million for the nine months ended September 30, 2019. The increase in cash generation of €204 million compared to the same period in the prior year was primarily attributable to cash proceeds of €640 million from the issuance of a bond in May 2020 and lower share repurchases of €173 million (€130 million in 2020 compared to €303 million for the same period in 2019) driven by our decision to temporarily suspend the share repurchase program in March 2020, partially offset by adverse impacts on our cash flows from operating activities as a result of the temporary suspension of production and deliveries for seven weeks during the first half of 2020 due to the COVID-19 pandemic, as well as lower net proceeds from our securitization programs. For the nine months ended September 30, 2019, our cash flows from operating activities were also impacted by the advances collected in the first nine months of 2019 in relation to the Ferrari Monza SP1 and SP2, ahead of shipments, including for cars actually delivered in the first nine months of 2020.

    Operating Activities - Nine Months Ended September 30, 2020

    Our cash flows from operating activities for the nine months ended September 30, 2020 were €427 million, primarily the result of:

(i)profit before taxes of €427 million adjusted for €306 million for depreciation and amortization expense, €38 million of net finance costs and net other non-cash expenses of €41 million (including net gains on disposals of property, plant and equipment, provisions accrued and result from investments).

These cash inflows were partially offset by:

(i)€192 million related to cash absorbed from the net change in inventories, trade receivables and trade payables, consisting of cash absorbed by trade payables of €71 million, trade receivables of €65 million and inventories of €56 million, driven by the build up of raw materials;

(ii)€76 million of cash absorbed related to the net change in other operating assets and liabilities, primarily attributable to reversals of advances received for the Ferrari Monza SP1 and SP2, as well as early payments for commercial incentives due to our dealer network;

(iii)€51 million related to cash absorbed from receivables from financing activities, primarily attributable to an increase in the financial receivables portfolio;

(iv)€39 million of net finance costs paid; and

(v)€27 million of income taxes paid.

    Operating Activities - Nine Months Ended September 30, 2019

    Our cash flows from operating activities for the nine months ended September 30, 2019 were €949 million, primarily the result of:

(i)profit before taxes of €666 million adjusted to add back €238 million for depreciation and amortization expense, €32 million of net finance costs and €27 million of other non-cash expenses and income (including net gains on disposals of property, plant and equipment and intangible assets as well as non-cash result from investments) and €3 million in provisions accrued; and

(ii)€188 million of cash related to the change in other operating assets and liabilities, primarily attributable to advances received for the Ferrari Monza SP1 and SP2.

These cash inflows were partially offset by:

(i)€96 million related to cash absorbed from the net change in inventories, trade receivables and trade payables, driven by cash absorbed by trade payables of €53 million, trade receivables of €36 million and inventories of €7 million, respectively;

(ii)€58 million relating to cash absorbed from receivables from financing activities, primarily attributable to an increase in the financial receivables portfolio;

(iii)€27 million of net finance costs paid; and

(iv)€24 million of income taxes paid.

    Investing Activities - Nine Months Ended September 30, 2020
    For the nine months ended September 30, 2020 our net cash used in investing activities was €464 million, primarily the result of

    (i) €235 million for additions to intangible assets, mainly related to externally acquired and internally generated development costs, and (ii) €230 million of capital expenditures additions to property, plant and equipment, mainly related to plant and machinery for new models. These cash flows were partially offset by proceeds of €1 million from the disposal of property, plant and equipment. For a detailed analysis of additions to property, plant and equipment and intangible assets see “Capital Expenditures.”

    Investing Activities - Nine Months Ended September 30, 2019

    For the nine months ended September 30, 2019 our net cash used in investing activities was €451 million, primarily the result of

    (i) €238 million for additions to intangible assets, mainly related to externally acquired and internally generated development costs, and (ii) €215 million of capital expenditures additions to property, plant and equipment, mainly related to plant and machinery for new models. These cash flows were partially offset by proceeds of €2 million from the disposal of property, plant and equipment. For a detailed analysis of additions to property, plant and equipment and intangible assets see “Capital Expenditures.”

    Financing Activities - Nine Months Ended September 30, 2020

    For the nine months ended September 30, 2020, net cash from financing activities was €321 million, primarily the result of:

(i)    €640 million of proceeds from the issuance of a bond in May 2020;

(ii)    €34 million of proceeds net of repayments related to our revolving securitization programs in the U.S.; and

(iii)    €3 million related to the net change in other debt.

These cash inflows were partially offset by:

(i)    €211 million of dividends paid, of which €3 million was to non-controlling interests;

(ii)    €130 million paid to repurchase common shares under the Company’s share repurchase program;

(iii)     €14 million in repayments of lease liabilities; and

(iv)     €1 million related to the net change in bank borrowings.

    Financing Activities - Nine Months Ended September 30, 2019

    For the nine months ended September 30, 2019 net cash used in financing activities was €423 million, primarily the result of:

(i)     €315 million related to the cash tender offer to repurchase an aggregate nominal amount of €200 million of the 2021 Bond and an aggregate nominal amount of €115 million of the 2023 Bond;

(ii)     €303 million paid to repurchase common shares under the Company’s share repurchase program;

(iii)    €195 million of dividends paid, of which €2 million was to non-controlling interests; and

(iv)    €4 million related to the net change in bank borrowings and lease liabilities.

    These cash outflows were partially offset by:

(i)    €298 million of net proceeds from the Company’s issuance of 1.12 percent senior notes due August 2029 and 1.27 percent senior notes due August 2031, each having a principal of €150 million; and

(ii)     €89 million of proceeds net of repayments related to our revolving securitization programs in the U.S.;

(iii)    €7 million related to the net change in other debt.

Capital Expenditures

    Capital expenditures are defined as cash outflows that result in additions to property, plant and equipment (including right-of-use assets recognized in accordance with IFRS 16 - Leases) and intangible assets. Capital expenditures for the nine months ended September 30, 2020 and 2019 were €490 million and €453 million, respectively.

    The following table sets forth a breakdown of capital expenditures by category for each of the nine months ended September 30, 2020 and 2019:

	For the nine months ended September 30,
	2020	2019
	(€ million)
Intangible assets
Externally acquired and internally generated development costs	222	228
Patents, concessions and licenses	8	8
Other intangible assets	5	2
Total intangible assets	235	238
Property, plant and equipment
Industrial buildings	24	11
Plant, machinery and equipment	76	58
Other assets	12	13
Advances and assets under construction	143	133
Total property, plant and equipment	255	215
Total capital expenditures	490	453

Intangible assets

    Our total capital expenditures in intangible assets were €235 million and €238 million for the nine months ended September 30, 2020 and 2019, respectively.

    The most significant investments relate to externally acquired and internally generated development costs. In particular, we make such investments to support the development of our current and future product offering. The capitalized development costs primarily include materials and personnel costs relating to engineering, design and development activities focused on content enhancement of existing cars and new models, including to broaden our product range and our ongoing investments in hybrid and electric technology, which are necessary to provide continuing performance upgrades to our sports car customers and to help us capture the preferences of the urban, affluent purchasers of GT cars whom we are increasingly targeting to transition our product portfolio to hybrid technology. We constantly invest in product development to ensure we can quickly and efficiently respond to market demand and/or technological breakthroughs and in order to maintain our position at the top of the luxury performance sports cars market.

    For the nine months ended September 30, 2020 we invested €222 million in externally acquired and internally generated development costs, of which €163 million primarily related to the development of models to be launched in future years and, to a much lesser extent, to investments required for new technical regulations applicable for the 2022 to 2025 Formula 1 seasons, and €59 million related to the development of our current product portfolio and car components.

    For the nine months ended September 30, 2019 we invested €228 million in externally acquired and internally generated development costs, of which €122 million related to the development of models to be launched in future years and €106 million related to the development of models in our current product portfolio and car components.

Property, plant and equipment

    Our total capital expenditures in property, plant and equipment were €255 million and €215 million for the nine months ended September 30, 2020 and 2019, respectively.

    Our most significant investments generally relate to plant, machinery and equipment, which amounted to €76 million and €58 million for the nine months ended September 30, 2020 and 2019, respectively, as well as advances and assets under construction, which amounted to €143 million and €133 million for the nine months ended September 30, 2020 and 2019, respectively. Our main investments primarily related to industrial tools needed for the production of cars and investments in car production lines (including those for models to be launched in future years), as well as investments related to our personalization programs and engine assembly lines. The increase in advances and assets under construction reflects our focus on the hybridization and broadening of our product range and supporting future model launches, as well as our acquisition of tracts of land adjacent to our facilities in Maranello as part of our expansion plans.

    At September 30, 2020, the Group had contractual commitments for the purchase of property, plant and equipment amounting to €111 million (€105 million at December 31, 2019).

Net Debt and Net Industrial Debt

    Due to different sources of cash flows used for the repayment of debt between industrial activities and financial services activities, and the different business structure and leverage implications, Net Industrial Debt, together with Net Debt, are the primary measures used by us to analyze our capital structure and financial leverage. We believe the presentation of Net Industrial Debt aids management and investors in their analysis of the Group’s financial position and financial performance and to compare the Group’s financial position and financial performance with that of other companies. Net Industrial Debt is defined as total debt less cash and cash equivalents (Net Debt), further adjusted to exclude the debt and cash and cash equivalents related to our financial services activities (Net Debt of Financial Services Activities).

    The following table sets forth a reconciliation of Net Debt and Net Industrial Debt at September 30, 2020 and December 31, 2019.

	At September 30, 2020	At December 31, 2019
	(€ million)
Cash and cash equivalents	1,179	898
Total liquidity	1,179	898
Bonds and notes	(1,829)	(1,186)
Asset-backed financing (Securitizations)	(789)	(788)
Lease liabilities	(68)	(60)
Borrowings from banks	(30)	(33)
Other Debt	(25)	(23)
Total Debt	(2,741)	(2,090)
Net Debt (A)	(1,562)	(1,192)
Net Debt of Financial Services Activities (B)	(847)	(855)
Net Industrial Debt (A-B)	(715)	(337)
    In May 2020 the Company issued 1.5 percent coupon notes due May 2025 (“2025 Bond”), having a principal of €650 million. The notes were issued at a discount for an issue price of 98.898 percent, resulting in net proceeds of €640 million after related expenses and a yield to maturity of 1.732 percent. The bond was admitted to trading on the regulated market of Euronext Dublin.

    For further details on total debt, see Note 23 “Debt” to the Interim Condensed Consolidated Financial Statements included elsewhere in this document.

Cash and cash equivalents

    Cash and cash equivalents amounted to €1,179 million at September 30, 2020 compared to €898 million at December 31, 2019.

    Approximately 88 percent of our cash and cash equivalents were denominated in Euro at September 30, 2020 (approximately 77 percent at December 31, 2019). Our cash and cash equivalents denominated in currencies other than the Euro are available mostly to Ferrari S.p.A. and certain subsidiaries which operate in areas other than Europe. Cash held in such countries may be subject to transfer restrictions depending on the jurisdictions in which these subsidiaries operate. In particular, cash held in China (including in foreign currencies), which amounted to €53 million at September 30, 2020 (€115 million at December 31, 2019), is subject to certain repatriation restrictions and may only be repatriated as a repayment of payables, debt, dividends or capital distributions. We do not currently believe that such transfer restrictions have an adverse impact on our ability to meet our liquidity requirements.

    The following table sets forth an analysis of the currencies in which our cash and cash equivalents were denominated at the dates presented.

	At September 30, 2020	At December 31, 2019
	(€ million)
Euro	1,034	690
U.S. Dollar	68	63
Chinese Yuan	48	110
Japanese Yen	15	12
Other currencies	14	23
Total	1,179	898

    Cash collected from the settlement of receivables or credit lines pledged as collateral under securitization programs is subject to certain restrictions regarding its use and is primarily applied to repay principal and interest of the related funding. Such cash amounted to €39 million at September 30, 2020 (€28 million at December 31, 2019).

    Total available liquidity

    Total available liquidity (defined as cash and cash equivalents plus undrawn committed credit lines) at September 30, 2020 increased to €1,879 million compared to €1,248 million at December 31, 2019.

    The following table summarizes our total available liquidity:

	At September 30, 2020	At December 31, 2019
	(€ million)
Cash and cash equivalents	1,179	898
Undrawn committed credit lines	700	350
Total available liquidity	1,879	1,248

    The undrawn committed credit lines at December 31, 2019 relates to a revolving credit facility. In April 2020, additional committed credit lines of €350 million were secured, with tenors ranging from 18 to 24 months, therefore doubling our total committed credit lines available and undrawn. For further details, see Note 23 “Debt” in the Interim Condensed Consolidated Financial Statements included elsewhere in this document.

Free Cash Flow and Free Cash Flow from Industrial Activities

    Free Cash Flow and Free Cash Flow from Industrial Activities are two of our primary key performance indicators to measure the Group’s performance. These measures are presented by management to aid investors in their analysis of the Group’s financial performance and to compare the Group’s financial performance with that of other companies. Free Cash Flow is defined as cash flows from operating activities less investments in property, plant and equipment (excluding right-of-use assets recognized during the period in accordance with IFRS 16 - Leases) and intangible assets. Free Cash Flow from Industrial Activities is defined as Free Cash Flow adjusted to exclude the operating cash flow from our financial services activities (Free Cash Flow from Financial Services Activities). Prior to the first quarter of 2020, we defined Free Cash Flow and Free Cash Flow from Industrial Activities without excluding from investments in property, plant and equipment the right-of-use assets recognized during the period in accordance with IFRS 16 - Leases. Applying the current definition of Free Cash Flow and Free Cash Flow from Industrial Activities to the nine months ended September 30, 2019 would result in an immaterial difference compared to the figures presented below.

    The following table sets forth our Free Cash Flow and Free Cash Flow from Industrial Activities for the nine months ended September 30, 2020 and 2019.

	For the nine months ended September 30,
	2020	2019
	(€ million)
Cash flows from operating activities	427	949
Investments in property, plant and equipment and intangible assets	(465)	(453)
Free Cash Flow	(38)	496
Free Cash Flow from Financial Services Activities	(29)	(63)
Free Cash Flow from Industrial Activities	(9)	559

    Free Cash Flow for the nine months ended September 30, 2020 was negative €38 million, a change of €534 million compared to positive €496 million for the nine months ended September 30, 2019.

    For an explanation of the drivers in Free Cash Flow see “Cash Flows” above.

Free Cash Flow from Industrial Activities for the nine months ended September 30, 2020 was negative €9 million, a change of €568 million compared to positive €559 million for the nine months ended September 30, 2019. The change in Free Cash Flow from Industrial Activities was primarily driven by the impacts of the COVID-19 pandemic and higher inventories, driven by the build up of raw materials, as well as the effects of management actions to grant certain temporary, short-term support and payment extensions to the dealer network and other partners, and early payments for commercial incentives due. The prior year Free Cash Flow from Industrial Activities benefited from advances collected in the first nine months of 2019 in relation to the Ferrari Monza SP1 and SP2, ahead of shipments, including for cars actually delivered in the first nine months of 2020.

Risk Factors

We face a variety of risks and uncertainties in our business. For a description of such risks and uncertainties please see “Risk Factors” in the Group’s Annual Report and Form 20-F for the year ended December 31, 2019 filed with the AFM and the SEC on February 18, 2020, as well as the risk factor described below. All such risks factors should be read in conjunction with this Interim Report. Additional risks and uncertainties that we are unaware of, or that we currently believe to be immaterial, may also become important factors that affect us.

We are subject to risks related to the evolution of and response to the coronavirus COVID-19 pandemic or similar public health crises that may materially and adversely affect our business

Public health crises such as pandemics or similar outbreaks could adversely impact our business. The global spread of COVID-19, a virus causing potentially deadly respiratory tract infections, which was declared a global pandemic by the World Health Organization in March 2020, has led to governments around the world mandating increasingly restrictive measures to contain the pandemic, including social distancing, quarantine, “shelter in place” or similar orders, travel restrictions and suspension of non-essential business activities. The impact of COVID-19, including changes in consumer behavior, pandemic fears and market downturns, as well as restrictions on business and individual activities, has led to a global economic slowdown and a severe recession in several of the markets in which we operate, which may persist after the restrictions are lifted.

Those measures, though temporary in nature, may continue for an extended period of time and intensify depending on developments in the COVID-19 pandemic, including potential subsequent waves of the outbreak. Beginning in mid-March 2020, we suspended production at our plants in Maranello and Modena, while implementing remote working arrangements for all non-manufacturing related activities. Ferrari generally realizes minimal revenue while its facilities are shut down, but it continues to incur expenses. The negative cash impact is exacerbated by the fact that, despite not selling cars, Ferrari has to continue to pay suppliers for components previously ordered. In line with the Italian government’s plan to ease restrictions on business activities, implemented as a result of the COVID-19 pandemic, Ferrari gradually returned to full production at its Maranello and Modena plants on May 8, 2020. Ferrari continues to take measures to combat the spread of COVID-19 at its facilities, however in line with the laws and regulations enacted in Italy and other countries where the Company operates, Ferrari is continuing to guarantee the possibility of remote work for those employees whose job activity is compatible with such work arrangements.

In connection with the COVID-19 outbreak and related government measures, we have experienced delays in shipments of cars due to restrictions on dealers’ activities or the inability of customers to take delivery of cars. Deliveries gradually restarted during May 2020, and substantially all Ferrari dealerships worldwide are open as of the date of this document. For further information on the impact of the COVID-19 pandemic on our results of operations and liquidity, see “-Results of Operations” and “-Liquidity and Capital Resources”.

While production activities at our plants restarted in early May 2020, and although we have implemented several measures (including our “Back on Track” program) in an attempt to manage and mitigate the effects of the virus, we are unable to predict the ultimate impact from COVID-19. For example, we may yet experience a new shutdown or slowdown of all or part of our manufacturing facilities, including in the event our employees are diagnosed with COVID-19 or our supply chains are disrupted, or in the event new waves of disease lead to new government actions. The recent resurgence of the pandemic in several European countries, including Italy, as well as in the United States and elsewhere have led governments to reintroduce social distancing measures and curfews, and increasingly stringent measures may be imposed in the coming periods. Management time and resources may need to be spent on COVID-19-related matters, distracting from the implementation of the Group’s strategy. In addition, the prophylactic measures we are required to adopt at our facilities are costly and may affect production levels. Our suppliers, customers, dealers, franchisees and other contractual counterparties may be restricted or prevented from conducting business activities for indefinite or intermittent periods of time, including as a result of safety concerns, shutdowns, slowdowns, illness of such parties’ workforce and other actions and restrictions requested or mandated by governmental authorities. Furthermore, the COVID-19 pandemic may lead to financial distress for our suppliers or dealers, as a result of which they may have to permanently discontinue or substantially reduce their operations. In addition, the COVID-19 outbreak may lead to higher working capital needs, reduced liquidity and certain limitations in the supply of credit, which may ultimately lead to higher costs of capital for Ferrari. Any of the foregoing could limit customer demand or our capacity to meet customer demand and have a material adverse effect on our business, results from operations and financial condition.

Our brand activities across different jurisdictions have also been, and may continue to be, adversely impacted, due to the temporary closure of the Ferrari stores, museums and theme parks to comply with government orders, with an adverse impact on the Group’s revenues originating from such activities. Our stores and museums gradually started to reopen in May, with appropriate safety measures in place to protect our staff and customers; however, in-store traffic and museum visitors remain significantly lower than pre-pandemic levels. The Formula 1 2020 World Championship which was suspended in the first half of 2020 due to the COVID-19 outbreak resumed in July 2020 with a revised calendar. As of the date of this document, only 17 races have been scheduled for the 2020 Formula 1 season, and most of these races have been and will be held without spectators present, depending on local regulations and decisions made by FIA (the governing body of the Formula 1 World Championship). It is uncertain what the final number and format of races for the remainder of 2020 and beyond will be. The initial suspension of the World Championship, the reduced racing calendar and the fact that most races will be held without fans have had, and will continue to have an adverse effect on our sponsorship and commercial revenues from Formula 1 activities, as well as revenues from the rental of engines to other Formula 1 teams.

The future impact of the COVID-19 pandemic on our results of operations and financial condition will depend on ongoing developments in the pandemic, including the success of containment measures and other actions taken by governments around the world, as well as the overall condition and outlook of the global economy. While we are continuing to monitor and assess the evolution of the pandemic and its effects on both the macroeconomic scenario and the Group’s financial position and results of operations, significant uncertainty remains around the length and extent of the restrictions in the markets in which we operate. However, the effects on our business, results of operations, financial performance and cash flows may be material and adverse.

The COVID-19 pandemic may also exacerbate other risks disclosed in the “Risk Factors” section in the Group’s Annual Report and Form 20-F for the year ended December 31, 2019 filed with the AFM and the SEC on February 18, 2020, including, but not limited to, our competitiveness, demand for our products, shifting consumer preferences, exchange rate fluctuations, customers’ and dealers’ access to affordable financing, and credit market conditions affecting the availability of capital and financial resources.

Outlook

2020 Guidance revised to the top end of the August 3rd guidance subject to trading conditions unaffected by further COVID-19 pandemic restrictions:

(€ billion, unless otherwise stated)	2019 ACTUAL	AUGUST 3rd 2020 GUIDANCE	2020 GUIDANCE
NET REVENUES	3.8	>3.4	>3.4
ADJUSTED EBITDA (margin %)	1.27 33.7%	1.075 - 1.125 31% - 32.5%	~1.125 ~32.5%
ADJUSTED EBIT (margin %)	0.92 24.4%	0.65 - 0.70 18.5% - 20%	~0.70 ~20%
ADJUSTED DILUTED EPS (€)	3.71	2.6 - 2.8(1)	~2.8(1)
INDUSTRIAL FREE CASH FLOW	0.7	0.10 - 0.15	~0.15

(1) Calculated using the weighted average diluted number of common shares as of June 30, 2020 (185,460 thousand)

FERRARI N.V.
INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AT AND FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020

FERRARI N.V.
INTERIM CONSOLIDATED INCOME STATEMENT
for the three and nine months ended September 30, 2020 and 2019
(Unaudited)

		For the three months ended September 30,		For the nine months ended September 30,
	Note	2020	2019	2020	2019
		(€ thousand)
Net revenues	6	887,970	915,314	2,390,980	2,838,974
Cost of sales	7	425,577	425,457	1,175,629	1,367,449
Selling, general and administrative costs	8	76,745	96,153	233,853	255,427
Research and development costs	9	157,372	162,374	504,780	517,282
Other expenses/(income), net	10	7,341	5,517	14,848	3,346
Result from investments		1,096	1,011	3,554	2,401
EBIT		222,031	226,824	465,424	697,871
Net financial expenses	11	13,392	15,629	37,785	32,093
Profit before taxes		208,639	211,195	427,639	665,778
Income tax expense	12	37,451	42,240	81,251	133,156
Net profit		171,188	168,955	346,388	532,622
Net profit attributable to:
Owners of the parent		170,750	167,851	345,697	528,246
Non-controlling interests		438	1,104	691	4,376

Basic earnings per common share (in €)	13	0.92	0.90	1.87	2.82
Diluted earnings per common share (in €)	13	0.92	0.90	1.86	2.81

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements.

FERRARI N.V.
INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
for the three and nine months ended September 30, 2020 and 2019
(Unaudited)

		For the three months ended September 30,		For the nine months ended September 30,
	Note	2020	2019	2020	2019
		(€ thousand)
Net profit		171,188	168,955	346,388	532,622
Items that may be reclassified to the consolidated income statement in subsequent periods:
Gains/(Losses) on cash flow hedging instruments	20	12,109	(21,916)	34,142	(20,442)
Exchange differences on translating foreign operations	20	(6,702)	7,210	(7,896)	8,061
Related tax impact	20	(3,409)	6,108	(9,663)	5,680
Total items that may be reclassified to the consolidated income statement in subsequent periods		1,998	(8,598)	16,583	(6,701)
Total other comprehensive income/(loss), net of tax	20	1,998	(8,598)	16,583	(6,701)
Total comprehensive income		173,186	160,357	362,971	525,921
Total comprehensive income attributable to:
Owners of the parent		172,742	159,211	362,363	521,424
Non-controlling interests		444	1,146	608	4,497

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements.

FERRARI N.V.
INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION
at September 30, 2020 and at December 31, 2019
(Unaudited)

	Note	At September 30, 2020	At December 31, 2019
		(€ thousand)
Assets
Goodwill		785,182	785,182
Intangible assets	14	923,345	837,938
Property, plant and equipment	15	1,161,643	1,069,652
Investments and other financial assets	16	40,721	38,716
Deferred tax assets		54,846	73,683
Total non-current assets		2,965,737	2,805,171
Inventories	17	458,241	420,051
Trade receivables	18	290,821	231,439
Receivables from financing activities	18	967,837	966,448
Current tax receivables	18	10,778	21,078
Other current assets	18	94,880	92,830
Current financial assets	19	37,123	11,409
Cash and cash equivalents		1,178,616	897,946
Total current assets		3,038,296	2,641,201
Total assets		6,004,033	5,446,372

Equity and liabilities
Equity attributable to owners of the parent		1,517,346	1,481,290
Non-controlling interests		3,677	5,998
Total equity	20	1,521,023	1,487,288

Employee benefits		54,533	88,116
Provisions	22	157,240	165,572
Deferred tax liabilities		97,378	82,208
Debt	23	2,740,492	2,089,737
Other liabilities	24	771,295	800,015
Other financial liabilities	19	5,690	14,791
Trade payables	25	639,978	711,539
Current tax payables		16,404	7,106
Total equity and liabilities		6,004,033	5,446,372

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements.

FERRARI N.V.
INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS
for the nine months ended September 30, 2020 and 2019
(Unaudited)

	For the nine months ended September 30,
	2020	2019
	(€ thousand)
Cash and cash equivalents at beginning of the period	897,946	793,664
Cash flows from operating activities:
Profit before taxes	427,639	665,778
Amortization and depreciation	306,352	237,727
Provision accruals	16,564	2,935
Result from investments	(3,554)	(2,401)
Net finance costs	37,785	32,093
Other non-cash expenses, net	27,131	30,044
Net gains on disposal of property, plant and equipment	(30)	(74)
Change in inventories	(56,326)	(7,430)
Change in trade receivables	(64,873)	(35,962)
Change in trade payables	(71,380)	(53,273)
Change in receivables from financing activities	(50,867)	(58,201)
Change in other operating assets and liabilities	(75,682)	188,460
Finance income received	1,651	2,266
Finance costs paid	(40,426)	(28,886)
Income tax paid	(26,829)	(24,274)
Total	427,155	948,802
Cash flows used in investing activities:
Investments in property, plant and equipment	(229,992)	(214,446)
Investments in intangible assets	(234,869)	(238,456)
Proceeds from the sale of property, plant and equipment	732	2,333
Total	(464,129)	(450,569)
Cash flows from/(used) in financing activities:
Proceeds from bonds and notes	640,073	298,316
Repayment of bonds	—	(315,395)
Proceeds from securitizations net of repayments	34,225	89,385
Net change in bank borrowings	(1,740)	(1,754)
Net change in lease liabilities	(14,158)	(2,412)
Net change in other debt	3,239	6,844
Dividends paid to owners of the parent	(208,131)	(192,664)
Dividends paid to non-controlling interest	(2,929)	(2,120)
Share repurchases	(129,793)	(303,285)
Total	320,786	(423,085)
Translation exchange differences	(3,142)	2,585
Total change in cash and cash equivalents	280,670	77,733
Cash and cash equivalents at end of the period	1,178,616	871,397

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements.

FERRARI N.V.
INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the nine months ended September 30, 2020 and 2019
(Unaudited)

	Share capital	Retained earnings and other reserves	Cash flow hedge reserve	Currency translation differences	Remeasurement of defined benefit plans	Equity attributable to owners of the parent	Non-controlling interests	Total
	(€ thousand)
At December 31, 2018	2,504	1,319,478	(2,992)	37,850	(8,118)	1,348,722	5,117	1,353,839
Net profit	—	528,246	—	—	—	528,246	4,376	532,622
Other comprehensive (loss)/income	—	—	(14,762)	7,940	—	(6,822)	121	(6,701)
Dividends	—	(193,238)	—	—	—	(193,238)	(2,120)	(195,358)
Share-based compensation	—	13,223	—	—	—	13,223	—	13,223
Share repurchases	—	(303,285)	—	—	—	(303,285)	—	(303,285)
Special voting shares issuance (1)	69	(69)	—	—	—	—	—	—
At September 30, 2019	2,573	1,364,355	(17,754)	45,790	(8,118)	1,386,846	7,494	1,394,340

	Share capital	Retained earnings and other reserves	Cash flow hedge reserve	Currency translation differences	Remeasurement of defined benefit plans	Equity attributable to owners of the parent	Non-controlling interests	Total
	(€ thousand)
At December 31, 2019	2,573	1,452,720	(4,654)	40,391	(9,740)	1,481,290	5,998	1,487,288
Net profit	—	345,697	—	—	—	345,697	691	346,388
Other comprehensive (loss)/income	—	—	24,479	(7,813)	—	16,666	(83)	16,583
Dividends	—	(208,765)	—	—	—	(208,765)	(2,929)	(211,694)
Share-based compensation	—	12,251	—	—	—	12,251	—	12,251
Share repurchases	—	(129,793)	—	—	—	(129,793)	—	(129,793)
At September 30, 2020	2,573	1,472,110	19,825	32,578	(9,740)	1,517,346	3,677	1,521,023
___________________________________
(1)    Relates to the issuance and de-registration of certain special voting shares under the Company’s special voting shares terms and conditions.

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. BACKGROUND AND BASIS OF PRESENTATION

Background

    Ferrari is among the world’s leading luxury brands. The activities of Ferrari N.V. (herein referred to as “Ferrari” or the “Company” and together with its subsidiaries the “Group”) and its subsidiaries are focused on the design, engineering, production and sale of luxury performance sports cars. The cars are designed, engineered and produced in Maranello and Modena, Italy and sold in more than 60 markets worldwide through a network of 167 authorized dealers operating 187 points of sale. The Ferrari brand is licensed to a selected number of producers and retailers of luxury and lifestyle goods, with Ferrari branded merchandise also sold through a network of 18 Ferrari-owned stores and 17 franchised stores (including 13 Ferrari Store Junior), as well as on the Group’s website. To facilitate the sale of new and pre-owned cars, the Group provides various forms of financing to clients and dealers, including through cooperations and other agreements. Ferrari also participates in the Formula 1 World Championship through Scuderia Ferrari. The activities of Scuderia Ferrari are a core element of Ferrari’s marketing and promotional activities and an important source of innovation supporting the technological advancement of Ferrari sport and street cars.

2. AUTHORIZATION OF INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AND COMPLIANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS

    These Interim Condensed Consolidated Financial Statements of Ferrari N.V. were authorized for issuance on November 3, 2020, and have been prepared in accordance with IAS 34 - Interim Financial Reporting. The Interim Condensed Consolidated Financial Statements should be read in conjunction with the Group’s consolidated financial statements at and for the year ended December 31, 2019 (the “Consolidated Financial Statements”), which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and IFRS as endorsed by the European Union. There are no material effects on these Interim Condensed Consolidated Financial Statements resulting from differences between IFRS as issued by the IASB and IFRS as endorsed by the European Union. The designation IFRS also includes International Accounting Standards (“IAS”) as well as all the interpretations of the International Financial Reporting Interpretations Committee (“IFRIC” and “SIC”). The accounting policies adopted are consistent with those used at December 31, 2019, except as described in the section “New standards and amendments effective from January 1, 2020”.

3. BASIS OF PREPARATION FOR INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

    The preparation of the Interim Condensed Consolidated Financial Statements requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities as well as the disclosure of contingent liabilities. If in the future such estimates and assumptions, which are based on management’s best judgment at the date of these Interim Condensed Consolidated Financial Statements, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate in the period in which the circumstances change. Reference should be made to the section “Use of estimates” in the Consolidated Financial Statements for a detailed description of the more significant valuation procedures used by the Group.

    Moreover, in accordance with IAS 34, certain valuation procedures, in particular those of a more complex nature regarding matters such as any impairment of non-current assets are only carried out in full during the preparation of the annual consolidated financial statements, when all the related information necessary is available, other than in the event that there are indications of impairment, in which case an immediate assessment is necessary. Similarly, the actuarial valuations that are required for the determination of employee benefit provisions are also usually carried out during the preparation of the annual consolidated financial statements, except in the event of significant market fluctuations or significant plan amendments, curtailments or settlements.

New standards and amendments effective from January 1, 2020
    The following new standards and amendments effective on or subsequent to January 1, 2020 have been adopted by the Group.
Amendments to IFRS 3 - Business Combinations

The Group adopted narrow scope amendments to IFRS 3 - Business Combinations. The amendments aim to help companies determine whether an acquisition made is of a business or a group of assets, emphasizing that the output of a business is to provide goods and services to customers, whereas the previous definition focused on returns in the form of dividends, lower costs or other economic benefits to investors and others. There was no effect from the adoption of these amendments.

Amendments to IAS 1 - Presentation of Financial Statements and IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors

The Group adopted amendments to IAS 1 - Presentation of Financial Statements and IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors. The amendments clarify the definition of ‘material’, as well as how materiality should be applied by including in the definition guidance that is included elsewhere in IFRS standards. There was no effect from the adoption of these amendments.

Amendments to IFRS 9 - Financial Instruments, IAS 39 - Financial Instruments: Recognition and Measurement and IFRS 7 - Financial Instruments: Disclosures

The Group adopted amendments to IFRS 9 - Financial Instruments, IAS 39 - Financial Instruments: Recognition and Measurement and IFRS 7 - Financial Instruments: Disclosures, collectively the “Interest Rate Benchmark Reform”. These amendments modify certain hedge accounting requirements in order to provide relief from potential effects of the uncertainty caused by the interbank offered rates (IBOR) reform and require companies to provide additional information to investors about their hedging relationships that are directly affected by these uncertainties. There was no effect from the adoption of these amendments.

Review of the Conceptual Framework for Financial Reporting

The Group adopted the changes envisaged by the review of the Conceptual Framework for Financial Reporting, which applies to companies that use the Conceptual Framework to develop accounting policies when no IFRS standard applies to a particular transaction. Key changes include (i) increasing the prominence of stewardship in the objective of financial reporting; (ii) reinstating prudence as a component of neutrality, defined as the exercise of caution when making judgements under conditions of uncertainty; (iii) defining a reporting entity; (iv) revising the definitions of an asset and a liability; (v) removing the probability threshold for recognition, and adding guidance on derecognition; (vi) adding guidance on the information provided by different measurement bases, and explaining factors to consider when selecting a measurement basis; and (vii) stating that profit or loss is the primary performance indicator and income and expenses in other comprehensive income should be recycled where the relevance or faithful representation of the financial statements would be enhanced. There was no immediate effect from adoption, however the Group will apply the changes to develop accounting policies when no IFRS standard applies to a particular transaction in the future.

Amendment to IFRS 16 - Leases

In May 2020 the IASB issued an amendment to IFRS 16 - Leases for COVID-19-related Rent Concessions. The amendment permits lessees, as a practical expedient, not to assess whether particular rent concessions occurring as a direct consequence of the COVID-19 pandemic are lease modifications and instead to account for those rent concessions as if they are not lease modifications. The Group adopted this amendment from its effective date of June 1, 2020 and there was no significant effect from the adoption of this amendment.

New standards, amendments and interpretations not yet effective

    The standards, amendments and interpretations issued by the International Accounting Standards Board (“IASB”) that will have mandatory application in 2021 or subsequent years are listed below:

    In May 2017 the IASB issued IFRS 17 - Insurance Contracts, which establishes principles for the recognition, measurement, presentation and disclosure of insurance contracts issued as well as guidance relating to reinsurance contracts held and investment contracts with discretionary participation features issued. In June 2020 the IASB issued amendments to IFRS 17 aimed at helping companies implement IFRS 17 and make it easier for companies to explain their financial performance. The new standard and amendments are effective on or after January 1, 2023.

In January 2020 the IASB issued amendments to IAS 1 - Presentation of Financial Statements: Classification of Liabilities as Current or Non-Current to clarify how to classify debt and other liabilities as current or non-current, and in particular how to classify liabilities with an uncertain settlement rate and liabilities that may be settled by converting to equity. These amendments are effective on or after January 1, 2023. The Group does not expect any material impact from the adoption of these amendments.

In May 2020 the IASB issued amendments to IFRS 3 - Business combinations to update a reference in IFRS 3 to the Conceptual Framework for Financial Reporting without changing the accounting requirements for business combinations. These amendments are effective on or after January 1, 2022. The Group does not expect any material impact from the adoption of these amendments.

In May 2020 the IASB issued amendments to IAS 16 - Property, Plant and Equipment. The amendments prohibit a company from deducting from the cost of property, plant and equipment amounts received from selling items produced while the company is preparing the asset for its intended use. Instead, a company should recognize such sales proceeds and the related cost in the income statement. These amendments are effective on or after January 1, 2022. The Group does not expect any material impact from the adoption of these amendments.

In May 2020 the IASB issued amendments to IAS 37 - Provisions, Contingent Liabilities and Contingent Assets, which specify which costs a company includes when assessing whether a contract will be loss-making. These amendments are effective on or after January 1, 2022. The Group does not expect any material impact from the adoption of these amendments.

In May 2020 the IASB issued Annual Improvements to IFRSs 2018 - 2020 Cycle. The improvements have amended four standards with effective date January 1, 2022: i) IFRS 1 - First-time Adoption of International Financial Reporting Standards in relation to allowing a subsidiary to measure cumulative translation differences using amounts reported by its parent, ii) IFRS 9 - Financial Instruments in relation to which fees an entity includes when applying the ‘10 percent’ test for derecognition of financial liabilities, iii) IAS 41 - Agriculture in relation to the exclusion of taxation cash flows when measuring the fair value of a biological asset, and iv) IFRS 16 - Leases in relation to an illustrative example of reimbursement for leasehold improvements. The Group does not expect any material impact from the adoption of these amendments.

In June 2020 the IASB issued amendments to IFRS 4 - Insurance Contracts which defer the expiry date of the temporary exemption from applying IFRS 9 to annual periods beginning on or after January 1, 2021. The Group does not expect any impact from the adoption of these amendments.

In August 2020 the IASB issued a package of amendments to IFRS 9 – Financial Instruments, IAS 39 – Financial Instruments: Recognition and Measurement, IFRS 7 – Financial Instruments: Disclosures, IFRS 4 – Insurance Contracts and IFRS 16 – Leases in response to the ongoing reform of inter-bank offered rates (IBOR) and other interest rate benchmarks. The amendments are aimed at helping companies to provide investors with useful information about the effects of the reform on those companies’ financial statements. These amendments complement amendments issued in 2019 and focus on the effects on financial statements when a company replaces the old interest rate benchmark with an alternative benchmark rate as a result of the reform. The new amendments relate to:

•changes to contractual cash flows – a company will not be required to derecognize or adjust the carrying amount of financial instruments for changes required by the interest rate benchmark reform, but will instead update the effective interest rate to reflect the change to the alternative benchmark rate;

•hedge accounting – a company will not have to discontinue its hedge accounting solely because it makes changes required by the interest rate benchmark reform if the hedge meets other hedge accounting criteria; and
•disclosures – a company will be required to disclose information about new risks that arise from the interest rate benchmark reform and how the company manages the transition to alternative benchmark rates.

These amendments are effective on or after 1 January 2021, with early adoption permitted.

Scope of consolidation

    There were no changes in the scope of consolidation for the periods presented in these Interim Condensed Consolidated Financial Statements.

4. FINANCIAL RISK FACTORS

    The Group is exposed to various operational financial risks, including financial market risk (relating mainly to foreign currency exchange rates and interest rates) credit risk and liquidity risk. The Interim Condensed Consolidated Financial Statements do not include all the information and notes on financial risk management required in the annual consolidated financial statements. For a detailed description of the financial risk factors and financial risk management of the Group, reference should be made to Note 30 of the Consolidated Financial Statements at and for the year ended December 31, 2019.

Although there was no significant impacts from the coronavirus COVID-19 (“COVID 19”) pandemic on the Group’s financial risks or risk management procedures in the periods presented by the these Interim Condensed Consolidated Financial Statements, management is continuously monitoring the evolution of COVID-19 as information becomes available and the related effects on the financial position and results of operations of the Group.

To preventively and prudently manage potential liquidity or refinancing risks in the foreseeable future, the Group has increased its available liquidity, mainly through securing undrawn committed credit lines (an additional amount of €350 million was secured in April 2020, doubling the total committed credit lines available and undrawn to €700 million) and the issuance of a bond for a principal amount of €650 million in May 2020. See Note 23 for additional details.

5. OTHER INFORMATION
    The principal foreign currency exchange rates used to translate other currencies into Euro were as follows:

	2020		2019
	Average for the nine months ended September 30,	At September 30,	Average for the nine months ended September 30,	At September 30,	At December 31,
U.S. Dollar	1.1250	1.1708	1.1236	1.0889	1.1234
Pound Sterling	0.8851	0.9124	0.8835	0.8857	0.8508
Swiss Franc	1.0680	1.0804	1.1179	1.0847	1.0854
Japanese Yen	120.9108	123.7600	122.5696	117.5900	121.9400
Chinese Yuan	7.8659	7.9720	7.7135	7.7784	7.8205
Australian Dollar	1.6627	1.6438	1.6077	1.6126	1.5995
Canadian Dollar	1.5218	1.5676	1.4935	1.4426	1.4598
Singapore Dollar	1.5635	1.6035	1.5332	1.5060	1.5111
Hong Kong Dollar	8.7273	9.0742	8.8074	8.5368	8.7473

6. NET REVENUES
    Net revenues are as follows:

	For the three months ended September 30,		For the nine months ended September 30,
	2020	2019	2020	2019
	(€ thousand)		(€ thousand)
Revenues from:
Cars and spare parts	726,229	707,845	1,964,704	2,209,262
Engines	44,173	46,186	97,407	156,924
Sponsorship, commercial and brand	93,402	135,121	265,395	393,934
Other	24,166	26,162	63,474	78,854
Total net revenues	887,970	915,314	2,390,980	2,838,974

Other net revenues primarily relate to financial services activities and management of the Mugello racetrack and other sports-related activities.

7. COST OF SALES
    Cost of sales for the three months ended September 30, 2020 and 2019 amounted to €425,577 thousand and €425,457 thousand, respectively, and for the nine months ended September 30, 2020 and 2019 amounted to €1,175,629 thousand and €1,367,449 thousand, respectively, consisting mainly of the cost of materials, components and labor related to the manufacturing and distribution of cars and spare parts, engines sold to Maserati and engines rented to other Formula 1 racing teams. The remaining costs principally include depreciation, insurance and transportation costs, as well as warranty and product-related costs, which are estimated and recorded at the time of shipment.
    Interest and other financial expenses from financial services activities included within cost of sales for the three months ended September 30, 2020 and 2019 amounted to €7,906 thousand and €11,056 thousand, respectively, and for the nine months ended September 30, 2020 and 2019 amounted to €29,514 thousand and €35,514 thousand, respectively.

8. SELLING, GENERAL AND ADMINISTRATIVE COSTS

    Selling costs for the three months ended September 30, 2020 and 2019 amounted to €39,430 thousand and €53,046 thousand, respectively, and for the nine months ended September 30, 2020 and 2019 amounted to €115,874 thousand and €134,220 thousand, respectively, consisting mainly of costs for sales personnel, marketing and events, and retail stores. Marketing and events expenses consist primarily of costs in connection with trade and auto shows, media and client events for the launch of new models, as well as sponsorship and indirect marketing costs incurred through the Formula 1 racing team, Scuderia Ferrari.

    General and administrative costs for the three months ended September 30, 2020 and 2019 amounted to €37,315 thousand and €43,107 thousand, respectively, and for the nine months ended September 30, 2020 and 2019 amounted to €117,979 thousand and €121,207 thousand, respectively, consisting mainly of administrative and other general expenses, including for personnel, that are not directly attributable to manufacturing, sales or research and development activities.

9. RESEARCH AND DEVELOPMENT COSTS
    Research and development costs are as follows:

	For the three months ended September 30,		For the nine months ended September 30,
	2020	2019	2020	2019
	(€ thousand)
Research and development costs expensed during the period	110,904	129,421	372,875	423,363
Amortization of capitalized development costs	46,468	32,953	131,905	93,919
Total research and development costs	157,372	162,374	504,780	517,282

Research and development costs expensed during the period primarily relate to Formula 1 activities and research and development activities to support the innovation of our product range and components and, in particular, in relation to hybrid and electric technology.

Research and development costs for the nine months ended September 30, 2020 are recognized net of technology incentives received in the first half of 2020.

10. OTHER EXPENSES/(INCOME), NET
    Other expenses/(income), net for the three months ended September 30, 2020 is composed of other expenses of €8,400 thousand (€6,794 thousand for the three months ended September 30, 2019), mainly related to provisions, indirect taxes and other miscellaneous expenses, net of other income of €1,059 thousand (€1,277 thousand for the three months ended September 30, 2019).

    Other expenses/(income), net for the nine months ended September 30, 2020 is composed of other expenses of €18,008 thousand (€16,219 thousand for the nine months ended September 30, 2019) , mainly related to provisions, indirect taxes and other miscellaneous expenses, net of other income of €3,160 thousand (€12,873 thousand for the nine months ended September 30, 2019, mainly related to a change in estimate of the risk and related provision associated with a legal dispute based on developments that occurred in the first quarter of 2019, as well as other miscellaneous income.).

11. NET FINANCIAL EXPENSES

	For the three months ended September 30,		For the nine months ended September 30,
	2020	2019	2020	2019
	(€ thousand)
Financial income
Related to:
Industrial activities (A)	9,622	11,788	24,879	28,370
Financial services activities (reported within net revenues)	17,042	17,168	50,486	50,472

Financial expenses and expenses from derivative financial instruments and foreign currency exchange rate differences
Related to:
Industrial activities (B)	(23,014)	(27,417)	(62,664)	(60,463)
Financial services activities (reported within cost of sales)	(7,906)	(11,056)	(29,514)	(35,514)

Net financial expenses relating to industrial activities (A - B)	(13,392)	(15,629)	(37,785)	(32,093)

Net financial expenses primarily relate to net foreign exchange losses, including the net costs of hedging, as well as fair value gains and losses on financial assets and interest expenses on debt.

12. INCOME TAX EXPENSE
    Income tax expense is as follows:

	For the three months ended September 30,		For the nine months ended September 30,
	2020	2019	2020	2019
	(€ thousand)
Current tax expense	47,644	29,592	58,198	97,687
Deferred tax (benefit)/expense	(10,142)	12,219	22,873	28,876
Taxes relating to prior periods	(51)	429	180	6,593
Total income tax expense	37,451	42,240	81,251	133,156

    Income tax expense amounted to €37,451 thousand and €42,240 thousand for the three months ended September 30, 2020 and 2019, respectively, and €81,251 thousand and €133,156 thousand for the nine months ended September 30, 2020 and 2019, respectively. Income taxes for all periods benefited from the application of the Patent Box tax regime.

In accordance with current tax legislation in Italy, Ferrari self-determines the income eligible for the Patent Box regime and will recognize the Patent Box tax benefit in three equal annual installments in 2020, 2021 and 2022. This resulted in an increase of current tax expense for the three months ended September 30, 2020 compared to the same prior year period, substantially offset by deferred tax assets recognized in relation to the Patent Box tax benefit for 2021 and 2022.

Taxes relating to prior periods in 2019 are primarily attributable to the agreements reached with the Italian Revenue Agency for the settlement of previous years’ claims.

    The effective tax rate was 19.0 percent for the nine months ended September 30, 2020 compared to 20.0 percent for the nine months ended September 30, 2019. The decrease in income tax expense and effective tax rate for the nine months ended September 30, 2020 was primarily attributable to a decrease in profit before taxes, to the effects of deductions for eligible research and development costs and the hyper and super-depreciation of fixed assets.

    IRAP (current and deferred) for the nine months ended September 30, 2020 and 2019 amounted to €10,559 thousand and €17,632 thousand, respectively. IRAP is only applicable to Italian entities and is calculated on a measure of income defined by the Italian Civil Code as the difference between operating revenues and costs, before financial income and expense, and in particular before the cost of fixed-term employees, credit losses and any interest included in lease payments. IRAP is calculated using financial information prepared under Italian accounting standards. IRAP is applied on the tax base at 3.9 percent for each of the nine months ended September 30, 2020 and 2019, respectively.

    Deferred tax assets and liabilities of the individual consolidated companies are offset within the interim consolidated statement of financial position when a legally enforceable right to offset exists.

13. EARNINGS PER SHARE
    Basic earnings per share
    Basic earnings per share is calculated by dividing the profit attributable to equity holders of Ferrari by the weighted average number of common shares in issue and outstanding. The following table provides the amounts used in the calculation of basic earnings per share for the periods presented:

		For the three months ended September 30,		For the nine months ended September 30,
		2020	2019	2020	2019
Profit attributable to owners of the parent	€ thousand	170,750	167,851	345,697	528,246
Weighted average number of common shares for basic earnings per share	thousand	184,748	186,504	184,825	187,196
Basic earnings per share	€	0.92	0.90	1.87	2.82

    Diluted earnings per share
    For the three and nine months ended September 30, 2020 and 2019, the weighted average number of shares for diluted earnings per share was increased to take into consideration the theoretical effect of the potential common shares that would be issued for the Group’s equity incentive plans. See Note 21 for additional details on the equity incentive plans.

    The following table provides the amounts used in the calculation of diluted earnings per share for the three and nine months ended September 30, 2020 and 2019:

		For the three months ended September 30,		For the nine months ended September 30,
		2020	2019	2020	2019
Profit attributable to owners of the parent	€ thousand	170,750	167,851	345,697	528,246
Weighted average number of common shares for diluted earnings per share	thousand	185,344	187,302	185,422	187,994
Diluted earnings per share	€	0.92	0.90	1.86	2.81

14. INTANGIBLE ASSETS

	At December 31, 2019	Additions	Amortization	Translation differences and other	At September 30, 2020
	(€ thousand)
Intangible assets	837,938	234,869	(147,521)	(1,941)	923,345

Additions of €234,869 thousand for the nine months ended September 30, 2020 primarily related to externally acquired and internally generated development costs for new and existing models.

15. PROPERTY, PLANT AND EQUIPMENT

	At December 31, 2019	Additions	Disposals	Depreciation	Translation differences and other	At September 30, 2020
	(€ thousand)
Property, plant and equipment	1,069,652	254,857	(3,058)	(158,831)	(977)	1,161,643
of which right-of-use assets	57,765	24,865	(1,975)	(15,167)	(610)	64,878

Additions of €254,857 thousand for the nine months ended September 30, 2020 were mainly comprised of additions to advances and assets under construction, as well as plant, machinery and equipment, primarily related to car production and engine assembly lines (including those for models to be launched in future years), industrial tools used for the production of cars, and our personalization programs, as well as our acquisition of tracts of land adjacent to our facilities in Maranello as part of our expansion plans.

For the nine months ended September 30, 2020 depreciation of right-of-use assets amounted to €15,167 thousand and interest expense on lease liabilities amounted to €710 thousand (€12,647 thousand and €892 thousand respectively for the nine months ended September 30, 2019).

    At September 30, 2020 the Group had contractual commitments for the purchase of property, plant and equipment amounting to €110,840 thousand (€105,335 thousand at December 31, 2019).

16. INVESTMENTS AND OTHER FINANCIAL ASSETS
    The composition of investments and other financial assets is as follows:

	At September 30, 2020	At December 31, 2019
	(€ thousand)
Investments accounted for using the equity method	33,566	30,012
Other securities and financial assets	7,155	8,704
Total investments and other financial assets	40,721	38,716

Investments accounted for using the equity method
    Investments accounted for using the equity method relate to the Group’s investment in FFS GmbH and changes were as follows:

(€ thousand)
Balance at January 1, 2020	30,012
Proportionate share of net profit for the period from January 1, 2020 to September 30, 2020	3,554
Balance at September 30, 2020	33,566

Other securities and financial assets
    Other securities and financial assets primarily include Series C Liberty Formula One shares (the “Liberty Media Shares”) of Liberty Media Corporation, the group responsible for the promotion of the Formula 1 World Championship, The Liberty Media Shares are measured at fair value and amounted to €6,131 thousand at September 30, 2020 (€7,674 thousand at December 31, 2019).

17. INVENTORIES

	At September 30, 2020	At December 31, 2019
	(€ thousand)
Raw materials	108,219	85,155
Semi-finished goods	110,533	91,119
Finished goods	239,489	243,777
Total inventories	458,241	420,051

The amount of inventory write-downs recognized as an expense within cost of sales was €16,013 thousand and €11,718 thousand for the nine months ended September 30, 2020 and 2019, respectively.

18. CURRENT RECEIVABLES AND OTHER CURRENT ASSETS

	At September 30, 2020	At December 31, 2019
	(€ thousand)
Receivables from financing activities	967,837	966,448
Trade receivables	290,821	231,439
Current tax receivables	10,778	21,078
Other current assets	94,880	92,830
Total	1,364,316	1,311,795

Trade receivables at September 30, 2020 reflect certain temporary payment extensions granted as a reaction to the COVID-19 pandemic as well as certain sponsorship receivables due to the change in the calendar and format of the 2020 Formula 1 World Championship.
Receivables from financing activities
    Receivables from financing activities are as follows:

	At September 30, 2020	At December 31, 2019
	(€ thousand)
Client financing	954,653	950,842
Dealer financing	13,184	15,606
Total	967,837	966,448
    Receivables from financing activities relate to the financial services portfolio in the United States and are generally secured on the title of cars or other guarantees.

19. CURRENT FINANCIAL ASSETS AND OTHER FINANCIAL LIABILITIES

	At September 30, 2020	At December 31, 2019
	(€ thousand)
Financial derivatives	34,042	9,423
Other financial assets	3,081	1,986
Current financial assets	37,123	11,409

    The following table provides the analysis of derivative assets and liabilities at September 30, 2020 and December 31, 2019.

	At September 30, 2020		At December 31, 2019
	Positive fair value	Negative fair value	Positive fair value	Negative fair value
	(€ thousand)
Cash flow hedge:
Foreign currency derivatives	33,234	(5,093)	8,039	(14,547)
Commodities	398	—	—	—
Interest rate caps and other	50	—	87	—
Total cash flow hedges	33,682	(5,093)	8,126	(14,547)
Other foreign currency derivatives	360	(597)	1,297	(244)
Derivatives assets/(liabilities)	34,042	(5,690)	9,423	(14,791)

At September 30, 2020 and December 31, 2019, substantially all foreign currency derivatives had a maturity within twelve months.
    Foreign currency derivatives that do not meet the requirements to be recognized as cash flow hedges are presented as other foreign currency derivatives. Interest rate caps and other primarily relate to derivative instruments required as part of certain securitization agreements.

20. EQUITY
    Share capital
    At September 30, 2020 the fully paid up share capital of the Company was €2,573 thousand, consisting of 193,923,499 common shares and 63,349,112 special voting shares, all with a nominal value of €0.01 (€2,573 thousand at December 31, 2019 consisting of 193,923,499 common shares and 63,349,111 special voting shares, all with a nominal value of €0.01). At September 30, 2020, the Company held in treasury 9,175,609 common shares and 2,190 special voting shares, while at December 31, 2019 the Company held in treasury 8,640,176 common shares and 2,190 special voting shares. The increase in common shares held in treasury primarily reflects the repurchase of shares by the Company through its share repurchase program, partially offset by shares assigned under the Group’s equity incentive plans. On March 30, 2020 the Company elected to temporarily suspend its share repurchase program.

The following table summarizes the changes in the number of outstanding common shares and outstanding special voting shares of the Company for the nine months ended September 30, 2020:

	Common Shares	Special Voting Shares	Total
Balance at December 31, 2019	185,283,323	63,346,921	248,630,244
Common shares repurchased under share repurchase program(1)	(819,483)	—	(819,483)
Common shares assigned under equity incentive plans(2)	284,050	—	284,050
Other changes	—	1	1
Balance at September 30, 2020	184,747,890	63,346,922	248,094,812
_______________________________________
(1)    Includes shares repurchased under the share repurchase program between January 1, 2020 and September 30, 2020 based on the transaction trade date, for a total consideration of €119,771 thousand, including transaction costs.
(2)    On March 16, 2020, 366,199 common shares, which were previously held in treasury, were assigned to participants of the equity incentive plans as a result of the vesting of certain performance share unit and retention restricted share unit awards. On March 17, 2020, the Company purchased 82,149 common shares, for a total consideration of €10,022 thousand, from a group of those employees who were assigned shares in order to cover the individual’s taxable income as is standard practice (“Sell to Cover”) in an over-the-counter transaction. See Note 21 “Share-Based Compensation” for additional details relating to the Group’s equity incentive plans.

    Other comprehensive income/(loss)

    The following table presents other comprehensive income/(loss):

	For the three months ended September 30,		For the nine months ended September 30,
	2020	2019	2020	2019
	(€ thousand)
Gains/(Losses) on cash flow hedging instruments arising during the period	16,528	(24,077)	33,098	(32,695)
(Gains)/Losses on cash flow hedging instruments reclassified to the consolidated income statement	(4,419)	2,161	1,044	12,253
Gains/(Losses) on cash flow hedging instruments	12,109	(21,916)	34,142	(20,442)
Exchange differences on translating foreign operations arising during the period	(6,702)	7,210	(7,896)	8,061
Total items that may be reclassified to the consolidated income statement in subsequent periods	5,407	(14,706)	26,246	(12,381)
Total other comprehensive income/(loss)	5,407	(14,706)	26,246	(12,381)
Related tax impact	(3,409)	6,108	(9,663)	5,680
Total other comprehensive income/(loss), net of tax	1,998	(8,598)	16,583	(6,701)

Gains and losses on cash flow hedging instruments relate to changes in the fair value of derivative financial instruments used for cash flow hedging purposes.
    The tax effects relating to other comprehensive loss are as follows:

	For the nine months ended September 30,
	2020			2019
	Pre-tax balance	Tax impact	Net balance	Pre-tax balance	Tax impact	Net balance
	(€ thousand)
Gains/(Losses) on cash flow hedging instruments	34,142	(9,663)	24,479	(20,442)	5,680	(14,762)
Exchange gains on translating foreign operations	(7,896)	—	(7,896)	8,061	—	8,061
Total other comprehensive income/(loss)	26,246	(9,663)	16,583	(12,381)	5,680	(6,701)

21. SHARE-BASED COMPENSATION

Equity Incentive Plan 2016-2020

    During the first quarter of 2020, 213,020 performance share units (“PSUs”) vested based on the achievement of the defined performance conditions for the period from 2016 to 2019 and 31,510 retention restricted share units (“RSUs”) vested based on the achievement of the related service conditions. As a result, 329,735 common shares, which were previously held in treasury, were assigned to participants of the plan. The number of shares assigned was greater than the number of awards that vested as a result of the Group’s level of achievement against the defined performance conditions. See Note 21 “Share-Based Compensation” to the Consolidated Financial Statements for further details relating to the Equity Incentive Plan 2016-2020.

Equity Incentive Plan 2019-2021

During the first quarter of 2020, 17,572 PSUs vested based on the achievement of the defined performance conditions for 2019 and 18,892 RSUs vested based on the achievement of the related service conditions. As a result, 36,464 common shares, which were previously held in treasury, were assigned to participants of the plan. See Note 21 “Share-Based Compensation” to the Consolidated Financial Statements for further details relating to the Equity Incentive Plan 2019-2021.

Equity Incentive Plan 2020-2022

    Under a new equity incentive plan approved in 2020, 60,089 PSUs and 47,513 RSUs, which each represent the right to receive one Ferrari common share, were awarded to the Executive Chairman, members of the Senior Management Team (“SMT”) and other key members of the Group (“Equity Incentive Plan 2020-2022”). The PSUs and RSUs cover a three-year performance period from 2020 to 2022.
Equity Incentive Plan 2020-2022 - Performance Share Units (PSUs)
The vesting of the PSUs is based on the achievement of defined key performance indicators relating to: i) a total shareholder return (“TSR”) ranking, ii) an EBITDA target, and iii) innovation targets, which will each be settled independently of the other targets. The total number of shares that will be assigned upon vesting of the PSUs will depend on the level of achievement of the targets. The PSUs vest in 2023.
Of the total number of PSU awards, 50 percent vest based on the achievement of the TSR ranking of Ferrari compared to an industry specific peer group of eight, including the Company, (the “Peer Group”):

Ferrari TSR Ranking	Payout Ratio
1	150%
2	120%
3	100%
4	75%
5	50%
>5	0%

The defined Peer Group is as follows:

Ferrari	Aston Martin	Burberry	Hermes
Kering	LVMH	Moncler	Richemont

Of the total number of PSU awards, 30 percent vest based on the achievement of an EBITDA target determined by comparing Adjusted EBITDA to the Adjusted EBITDA targets derived from the Group’s business plan:

Actual Adjusted EBITDA Compared to Business Plan	Payout Ratio
+10%	140%
+5%	120%
Business Plan Target	100%
-5%	80%
<-5%	0%

Of the total number of PSU awards, 20 percent vest based on the achievement of defined objectives for technological innovation and the development of the new model pipeline over the performance period.
The performance period for the PSUs commenced on January 1, 2020. The fair value of the awards used for accounting purposes was measured at the grant date using a Monte Carlo Simulation model. The fair value of the PSUs that were awarded is €136.06 per share. The key assumptions utilized to calculate the grant-date fair values for these awards are summarized below:

Key Assumptions
Grant date share price	€142.95
Expected volatility	26.6%
Dividend yield	0.8
Risk-free rate	0%

The expected volatility was based on the observed volatility of the Peer Group. The risk-free rate was based on the iBoxx sovereign Eurozone yield.
At September 30, 2020 none of the PSU awards had vested or were forfeited.
Equity Incentive Plan 2020-2022 - Retention Restricted Share Units (RSUs)
The vesting of the RSUs is conditional on the recipients continued employment with the Company at the time of vesting. The RSUs vest in 2023. The fair value of the RSUs awarded is €139.39 per share.
At September 30, 2020 none of the RSU awards had vested or were forfeited.
Outstanding share awards
For the nine months ended September 30, 2020, changes in the outstanding number of PSU and RSU share awards under the Group’s equity incentive plans are as follows:

	Outstanding PSU Awards	Outstanding RSU Awards
Balance at December 31, 2019	598,719	171,145
Granted(1)	60,089	47,513
Vested(2)	(230,592)	(50,402)
Balance at September 30, 2020	428,216	168,256
_____________________________________
(1) Granted under the Equity Incentive Plan 2020-2022
(2) Vested under the Equity Incentive Plan 2016-2020 and the Equity Incentive Plan 2019-2021

Share-based compensation expense
    For the nine months ended September 30, 2020 and 2019, the Company recognized €12,251 thousand and €13,223 thousand, respectively, as share-based compensation expense and an increase to other reserves in equity in relation to the PSU awards and RSU awards of the Group’s equity incentive plans. At September 30, 2020, unrecognized compensation expense amounted to €22,018 thousand and will be recognized over the remaining vesting periods through 2022, subject to achievement of the related performance conditions.

22. PROVISIONS
    Provisions are as follows:

	At September 30, 2020	At December 31, 2019
	(€ thousand)
Warranty and recall campaigns provision	103,610	107,811
Legal proceedings and disputes	28,677	27,097
Other risks	24,953	30,664
Total provisions	157,240	165,572

The provision for other risks primarily relates to disputes and matters which are not subject to legal proceedings, including contract related disputes with suppliers, employees and other parties, as well as environmental risks.
    Movements in provisions are as follows:

	Balance at December 31, 2019	Additional provisions	Utilization	Releases	Translation differences and other	Balance at September 30, 2020
	(€ thousand)
Warranty and recall campaigns provision	107,811	21,809	(22,175)	(3,659)	(176)	103,610
Legal proceedings and disputes	27,097	4,917	(483)	(2,680)	(174)	28,677
Other risks	30,664	5,803	(1,593)	(9,626)	(295)	24,953
Total provisions	165,572	32,529	(24,251)	(15,965)	(645)	157,240

23. DEBT

	Balance at December 31, 2019	Proceeds from borrowings	Repayments of borrowings	Interest accrued/(paid) and other (*)	Translation differences	Balance at September 30, 2020
	(€ thousand)
Bonds and notes	1,185,470	640,073	—	3,280	—	1,828,823
Asset-backed financing (Securitizations)	788,269	205,133	(170,908)	(516)	(33,420)	788,558
Leases liabilities	60,496	—	(14,158)	22,509	(501)	68,346
Borrowings from banks	32,946	—	(1,740)	(17)	(1,264)	29,925
Other debt	22,556	22,815	(19,576)	—	(955)	24,840
Total debt	2,089,737	868,021	(206,382)	25,256	(36,140)	2,740,492
_____________________________________
(*) Other changes in lease liabilities primarily relates to non-cash movements for the recognition of additional lease liabilities in accordance with IFRS 16.

Bonds and notes

    2023 Bond

    On March 16, 2016, the Company issued 1.5 percent coupon notes due March 2023, having a principal of €500 million. The bond was issued at a discount for an issue price of 98.977 percent, resulting in net proceeds of €490,729 thousand after the debt discount and issuance costs, and a yield to maturity of 1.656 percent. The net proceeds were used, together with additional cash held by the Company, to fully repay a €500 million bank loan. The bond is unrated and was admitted to trading on the regulated market of the Irish Stock Exchange. Following a cash tender offer, on July 16, 2019 the Company executed the repurchase of these notes for an aggregate nominal amount of €115,395 thousand. The amount outstanding at September 30, 2020 of €385,136 thousand includes accrued interest of €3,130 thousand (€385,776 thousand including €4,567 thousand of accrued interest at December 31, 2019).

    2021 Bond

On November 16, 2017, the Company issued 0.25 percent coupon notes due January 2021, having a principal of €700 million. The bond was issued at a discount for an issue price of 99.557 percent, resulting in net proceeds of €694,172 thousand after the debt discount and issuance costs, and a yield to maturity of 0.391 percent. The net proceeds were primarily used to repay a €700 million bank loan. The bond is unrated and was admitted to trading on the regulated market of the Irish Stock Exchange. Following a cash tender offer, on July 16, 2019 the Company executed the repurchase of these notes for an aggregate nominal amount of €200,000 thousand. The amount outstanding at September 30, 2020 of €500,503 thousand includes accrued interest of €887 thousand (€499,824 thousand including €1,199 thousand of accrued interest at December 31, 2019).

2029 and 2031 Notes

On July 31, 2019, the Company issued 1.12 percent senior notes due August 2029 (“2029 Notes”) and 1.27 percent senior notes due August 2031 (“2031 Notes”) through a private placement to certain US institutional investors, each having a principal of €150 million. The net proceeds from the issuances amounted to €298,316 thousand, and the yields to maturity, on an annual basis, equal the nominal coupon rates of the Notes. The Notes are primarily used for general corporate purposes, including the funding of capital expenditures.

The amount outstanding of the 2029 Notes at September 30, 2020 was €149,531 thousand, including accrued interest of €280 thousand (€149,891 thousand including accrued interest of €700 thousand at December 31, 2019). The amount outstanding of the 2031 Notes at September 30, 2020 was €149,552 thousand, including accrued interest of €318 thousand (€149,979 thousand including accrued interest of €794 thousand at December 31, 2019).

2025 Bond

On May 27, 2020 the Company issued 1.5 percent coupon notes due May 2025 (“2025 Bond”), having a principal of €650 million. The notes were issued at a discount for an issue price of 98.898 percent, resulting in net proceeds of €640,073 thousand after related expenses, and a yield to maturity of 1.732 percent. The bond was admitted to trading on the regulated market of Euronext Dublin. The amount outstanding of the 2025 Bond at September 30, 2020 was €644,101 thousand, including accrued interest of €3,392 thousand.

Asset-backed financing (Securitizations)

    As a means of diversifying its sources of funds, the Group sells certain of its receivables originated by its financial services activities in the US through asset-backed financing or securitization programs (the terms asset-backed financing and securitization programs are used synonymously throughout this document), without transferring the risks typically associated with such receivables. As a result, the receivables sold through securitization programs are still consolidated until collection from the customer. As of September 30, 2020, the following revolving securitization programs were in place:

•revolving securitization program for funding of up to $625 million by pledging retail financial receivables in the United States as collateral. The notes bear interest at a rate per annum equal to the aggregate of LIBOR plus a margin of 65 basis points. As of September 30, 2020 total proceeds net of repayments from the sales of financial receivables under the program were $625 million ($547 million at December 31, 2019). The securitization agreement requires the maintenance of an interest rate cap. The program is subject to renewal in December 2020.

•revolving securitization program for funding of up to $250 million by pledging leasing financial receivables in the United States as collateral. The notes bore interest at a rate per annum equal to the aggregate of LIBOR plus a margin of 65 basis points. As of September 30, 2020, total proceeds net of repayments from the sales of financial receivables under the program were $228 million ($238 million at December 31, 2019). In October 2020 the program was renewed for a tenor of 24 months and the funding limit increased to $275 million, with the notes bearing interest at a rate per annum equal to the aggregate of LIBOR plus a margin of 80 basis points. The securitization agreement requires the maintenance of an interest rate cap.

•revolving securitization program for funding of up to $110 million by pledging credit lines to Ferrari customers secured by personal vehicle collections and personal guarantees in the United States as collateral. The notes bear interest at a rate per annum equal to the aggregate of LIBOR plus a margin of 115 basis points. As of September 30, 2020 total proceeds net of repayments from the sales of financial receivables under the program were $70 million ($101 million at December 31, 2019). The program is subject to renewal in March 2021.

    The funding limits of the revolving securitization programs have been progressively increased since inception as the related receivables portfolios have increased.

    Cash collected from the settlement of receivables or credit lines pledged as collateral under securitization programs is subject to certain restrictions regarding its use and is primarily applied to repay principal and interest of the related funding. Such cash amounted to €38,505 thousand at September 30, 2020 (€27,524 thousand at December 31, 2019).

Lease liabilities

    The Group recognizes lease liabilities in relation to right-of-use assets in accordance with IFRS 16 - Leases. At September 30, 2020 lease liabilities amounted to €68,346 thousand (€60,496 thousand at December 31, 2019).

Borrowings from banks

    Borrowings from banks at September 30, 2020 relates to financial liabilities of FFS Inc to support financial services activities, and in particular €29,925 thousand (€31,211 thousand at December 31, 2019) relating to a U.S. Dollar denominated credit facility for up to $50 million (drawn down for $35 million at September 30, 2020) and bearing interest at LIBOR plus a range of between 60 and 65 basis points.

Revolving credit facility and other committed credit lines

    In December 2019, the Company negotiated a €350 million unsecured committed revolving credit facility (the “RCF”), which is intended for general corporate and working capital purposes. The RCF has a 5 year-tenor with two further one-year extension options, exercisable on the first and second anniversary of the signing date on the Company’s request and the approval of each participating bank. In April 2020, additional committed credit lines of €350 million were secured with tenors ranging from 18 to 24 months, doubling total committed credit lines available to €700 million. At September 30, 2020 all of the above mentioned committed credit facilities were undrawn and at December 31, 2019 the RCF was undrawn.

Other debt

    Other debt mainly relates to funding for operating activities of the Group.

24. OTHER LIABILITIES
    An analysis of other liabilities is as follows:

	At September 30, 2020	At December 31, 2019
	(€ thousand)
Deferred income	378,543	275,439
Advances and security deposits	258,683	348,899
Accrued expenses	47,359	85,965
Payables to personnel	39,985	28,272
Social security payables	19,535	20,334
Other	27,190	41,106
Total other liabilities	771,295	800,015

    Deferred income primarily includes amounts received under maintenance and power warranty programs of €213,565 thousand at September 30, 2020 and €219,209 thousand at December 31, 2019, which are deferred and recognized as net revenues over the length of the maintenance program. Deferred income also includes amounts collected under various other agreements, which are dependent upon the future performance of a service or other act of the Group. The balance at September 30, 2020 reflects additional amounts relating to sponsorship agreements due to the change in the calendar and format of the 2020 Formula 1 World Championship.

    Advances and security deposits at September 30, 2020 and at December 31, 2019 primarily include advances received from clients for the purchase of our hypercars limited edition cars and Icona cars. Upon shipment of such cars, the advances are recognized as revenue. The decrease primarily relates to shipments of the Ferrari Monza SP1 and SP2.

25. TRADE PAYABLES
    Trade payables of €639,978 thousand at September 30, 2020 (€711,539 thousand at December 31, 2019) are entirely due within one year. The carrying amount of trade payables is considered to be equivalent to their fair value.

26. FAIR VALUE MEASUREMENT
    IFRS 13 establishes a three level hierarchy for the inputs to the valuation techniques used to measure fair value by giving the highest priority to quoted prices (unadjusted) in active markets for identical assets and liabilities (level 1 inputs) and the lowest priority to unobservable inputs (level 3 inputs). In some cases, the inputs used to measure the fair value of an asset or a liability might be categorized within different levels of the fair value hierarchy. In those cases, the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy at the lowest level input that is significant to the entire measurement.

    Levels used in the hierarchy are as follows:

    Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets and liabilities that the Group can access at the measurement date.

    Level 2 inputs are inputs other than quoted prices included within level 1 that are observable for the assets or liabilities, either directly or indirectly.

    Level 3 inputs are unobservable inputs for the assets and liabilities.

    Assets and liabilities that are measured at fair value on a recurring basis

    The following table shows the fair value hierarchy for financial assets and liabilities that are measured at fair value on a recurring basis at September 30, 2020 and at December 31, 2019:

		At September 30, 2020
	Note	Level 1	Level 2	Level 3	Total
		(€ thousand)
Investments and other financial assets - Liberty Shares	16	6,131	—	—	6,131
Current financial assets	19	—	34,042	—	34,042
Total assets		6,131	34,042	—	40,173
Other financial liabilities	19	—	5,690	—	5,690
Total liabilities		—	5,690	—	5,690

		At December 31, 2019
	Note	Level 1	Level 2	Level 3	Total
		(€ thousand)
Investments and other financial assets - Liberty Shares	16	7,674	—	—	7,674
Current financial assets	19	—	9,423	—	9,423
Total assets		7,674	9,423	—	17,097
Other financial liabilities	19	—	14,791	—	14,791
Total liabilities		—	14,791	—	14,791

There were no transfers between fair value hierarchy levels for the periods presented.
    The fair value of current financial assets and other financial liabilities relates to derivative financial instruments and is measured by taking into consideration market parameters at the balance sheet date, using widely accepted valuation techniques. In particular, the fair value of foreign currency derivatives (forward contracts, currency swaps and options) and interest rate caps is determined by taking the prevailing foreign currency exchange rates and interest rates, as applicable, at the balance sheet date.

    The par value of cash and cash equivalents usually approximates fair value due to the short maturity of these instruments, which consist primarily of bank current accounts.

     Assets and liabilities not measured at fair value on a recurring basis
    For financial instruments represented by short-term receivables and payables, for which the present value of future cash flows does not differ significantly from carrying value, the Group assumes that carrying value is a reasonable approximation of the fair value. In particular, the carrying amount of current receivables and other current assets and of trade payables and other liabilities approximates their fair value.
    The following table represents carrying amount and fair value for the most relevant categories of financial assets and financial liabilities not measured at fair value on a recurring basis:

		At September 30, 2020		At December 31, 2019
	Note	Carrying amount	Fair Value	Carrying amount	Fair Value
		(€ thousand)
Receivables from financing activities	18	967,837	967,837	966,448	966,448
Total assets		967,837	967,837	966,448	966,448
Debt	23	2,740,492	2,767,670	2,089,737	2,103,871
Total liabilities		2,740,492	2,767,670	2,089,737	2,103,871

27. RELATED PARTY TRANSACTIONS
    Pursuant to IAS 24, the related parties of the Group are entities and individuals capable of exercising control, joint control or significant influence over the Group and its subsidiaries, Fiat Chrysler Automobiles N.V. (“FCA”, and together with its subsidiaries the “FCA Group”), companies belonging to the FCA Group, Exor N.V. (“Exor”, and together with its subsidiaries, the “Exor Group”), companies belonging to the Exor Group, unconsolidated subsidiaries of the Group, associates and joint ventures. In addition, members of Ferrari Group Board of Directors, Board of Statutory Auditors and executives with strategic responsibilities and their families are also considered related parties.
     The Group carries out transactions with related parties on commercial terms that are normal in the respective markets, considering the characteristics of the goods or services involved. Transactions carried out by the Group with these related parties are primarily of a commercial nature and, in particular, these transactions relate to:
    Transactions with FCA Group companies
•the sale of engines and car bodies to Maserati S.p.A. (“Maserati”) which is controlled by the FCA Group;
•the purchase of engine components for the use in the production of Maserati engines from FCA US LLC, which is controlled by the FCA Group;
•a technical cooperation, starting from November 2019, between the Group and FCA Group with the aim to enhance the quality and competitiveness of their respective products, while reducing costs and investments;
•transactions with other FCA Group companies, mainly relating to the services provided by FCA Group companies, including human resources, payroll, tax, customs and procurement of insurance coverage and sponsorship revenues.

    Transactions with Exor Group companies

•the Group incurs rental costs from Iveco Group companies related to the rental of trucks used by the Formula 1 racing team;
•the Group earns sponsorship revenue from Iveco S.p.A.

    Transactions with other related parties

•the purchase of components for Formula 1 racing cars from COXA S.p.A.;
•consultancy services provided by HPE S.r.l.;
•sponsorship agreement relating to Formula 1 activities with Ferretti S.p.A.;
•sale of cars to certain members of the Board of Directors of Ferrari N.V. and Exor.

    In accordance with IAS 24, transactions with related parties also include compensation to Directors, the Audit Committee and managers with strategic responsibilities.

    The amounts of transactions with related parties recognized in the consolidated income statement are as follows:

	For the nine months ended September 30,
	2020			2019
	Net revenues	Costs (1)	Net financial expenses/(income)	Net revenues	Costs (1)	Net financial expenses/(income)
	(€ thousand)
FCA Group companies
Maserati	58,317	1,044	—	103,322	2,690	—
FCA US LLC	—	10,613	—	—	12,518	—
Magneti Marelli (2)	—	—	—	352	10,444	—
Other FCA Group companies	7,444	4,316	1,716	6,677	5,856	1,262
Total FCA Group companies	65,761	15,973	1,716	110,351	31,508	1,262
Exor Group companies (excluding the FCA Group)	169	1,183	1	212	303	(3)
Other related parties	12	8,169	9	490	9,971	25
Total transactions with related parties	65,942	25,325	1,726	111,053	41,782	1,284
Total for the Group	2,390,980	1,424,330	37,785	2,838,974	1,626,222	32,093
______________________________
(1)    Costs include cost of sales, selling, general and administrative costs and other expenses/(income), net.
(2)    FCA completed the sale of Magneti Marelli on May 2, 2019, following which Magneti Marelli (which subsequently operates under the name     “Marelli”) is no longer a related party.

        Non-financial assets and liabilities originating from related party transactions are as follows:

	At September 30, 2020				At December 31, 2019
	Trade receivables	Trade payables	Other current assets	Other liabilities	Trade receivables	Trade payables	Other current assets	Other liabilities
	(€ thousand)
FCA Group companies
Maserati	27,569	4,552	—	19,309	48,617	5,449	—	21,821
FCA US LLC	—	4,879	—	—	—	4,636	—	—
Other FCA Group companies	2,293	3,697	194	309	1,165	3,598	203	581
Total FCA Group companies	29,862	13,128	194	19,618	49,782	13,683	203	22,402
Exor Group companies (excluding the FCA Group)	169	373	134	143	350	9	237	207
Other related parties	104	2,238	1,934	2,213	147	2,565	1,295	1,835
Total transactions with related parties	30,135	15,739	2,262	21,974	50,279	16,257	1,735	24,444
Total for the Group	290,821	639,978	94,880	771,295	231,439	711,539	92,830	800,015

    Current financial assets at September 30, 2020 included €1,699 thousand with the FCA Bank group (nil at December 31, 2019). There were no other financial assets or financial liabilities originating from related party transactions at September 30, 2020 or December 31, 2019.

28. ENTITY-WIDE DISCLOSURES
    The following table presents an analysis of net revenues by geographic location of the Group’s customers for the three and nine months ended September 30, 2020 and 2019:

	For the three months ended September 30,		For the nine months ended September 30,
	2020	2019	2020	2019
	(€ thousand)
Italy	112,591	98,143	234,227	287,606
Rest of EMEA	429,365	377,503	1,139,514	1,171,961
Americas (1)	182,243	265,320	607,597	767,592
Mainland China, Hong Kong and Taiwan	49,571	65,749	90,859	305,915
Rest of APAC (2)	114,200	108,599	318,783	305,900
Total net revenues	887,970	915,314	2,390,980	2,838,974
______________________________
(1)    Americas includes the United States of America, Canada, Mexico, the Caribbean and Central and South America.
(2)    Rest of APAC mainly includes Japan, Australia, Singapore, Indonesia, South Korea, Thailand and Malaysia.
The Group had an average number of employees of 4,410 and 4,130 for the nine months ended September 30, 2020 and 2019, respectively, and 4,427 and 4,195 for the three months ended September 30, 2020 and 2019, respectively.
Depreciation amounted to €158,831 thousand and €132,974 thousand for the nine months ended September 30, 2020 and 2019, respectively, and €55,671 thousand and €46,302 thousand for the three months ended September 30, 2020 and 2019, respectively.
Amortization amounted to €147,521 thousand and €104,753 thousand for the nine months ended September 30, 2020 and 2019, respectively, and €52,466 thousand and €37,266 thousand for the three months ended September 30, 2020 and 2019, respectively.

29. SUBSEQUENT EVENTS
    The Group evaluated subsequent events through November 3, 2020, which is the date the Interim Condensed Consolidated Financial Statements were authorized for issuance, and there were no events to report.